Confidentially submitted to the U.S. Securities and Exchange Commission on September 30, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TY AM Group (Holdings) Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	8742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 2006, Tower 1, The Gateway, Harbour City,

25 Canton Road

Kowloon, Hong Kong

+852-2111-1748

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[●]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Shane Wu, Esq. Ross D. Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Tel: +1 (212) 930-9700	Mitchell S. Nussbaum, Esq. Lili Taheri, Esq. Vivien Bai, Esq. Loeb & Loeb LLP 345 Park Avenue, New York, NY 10154 Tel: 212-407-159

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated [●], 2025

TY AM Group (Holdings) Limited

[●] Ordinary Shares

This is the initial public offering of TY AM Group (Holdings) Limited, an exempted company incorporated under the laws of Cayman Islands with limited liability (the “Company”) (the “Offering”). We are offering [●] ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company on a firm commitment basis. Prior to this Offering, there has been no public market for our Ordinary Shares. It is currently estimated that the initial public offering price per share will be between $__________ and $__________ (the “Offer Price”). We intend to list our Ordinary Shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “[●]”. The closing of the Offering is conditioned upon Nasdaq Capital Market’s approval of our listing application. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this Offering cannot be completed.

Immediately after this Offering, assuming an offering size as set forth above, Mr. Kin Tung Tse, will, through his wholly owned entity Daylight Victory Investment Limited, own approximately [●%] of our outstanding Ordinary Shares and control [●%] of the voting power (or __________% of our outstanding Ordinary Shares, and control [●%] of the voting power, if the underwriters’ option to purchase additional shares is exercised in full). Mr. Kin Tung Tse will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of substantially most of the major corporate transactions. As a result, we expect to be a “controlled company” within the meaning of Nasdaq Stock Market LLC (“Nasdaq Listing Rules”). See section titled “Prospectus Summary—Implications of Being a Controlled Company”.

Investing in the Ordinary Shares involves a high degree of risk. See section titled “Risk Factors” beginning on page 13 of this prospectus.

TY AM Group (Holdings) Limited is not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our Operating Subsidiary. Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in our Operating Subsidiary, but rather purchasing equity solely in TY AM Group (Holdings) Limited, the Cayman Islands holding company. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Investors in this offering will not directly hold any equity interests in the operating subsidiaries. This structure involves unique risks to investors. See “Risk Factors— Risks Related to Our Corporate Structure—We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.”

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” for further details.

We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Risk Factors — Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and require “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this prospectus, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in Mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this prospectus, our Operating Subsidiary not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Stevenson, Wong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Stevenson, Wong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in the United States, and can be inspected by the PCAOB. WWC, P.C. was identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Transfers of Cash to and from our Subsidiaries

TY AM Group (Holdings) Limited is a holding company with no operations of its own. It conducts its operation in Hong Kong through its Operating Subsidiary, TY Property HK Limited. Our Company relies on dividends or payments to be paid by its Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. During the fiscal year ended March 31, 2025, the Operating Subsidiary declared and paid a dividend of US$700,000 to Mr. Tse Kin Tung, its sole shareholder at the time, prior to the Reorganization of our Company. As of the date of this prospectus, the Operating Subsidiary has transferred US$858,461 in cash to the Company for the settlement of IPO related expenses.

Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our Corporate Structure — We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.” on page 16.

Our Company is permitted under the laws of the Cayman Islands to provide funding to its Operating Subsidiary in Hong Kong through loans and/or capital contributions without restrictions on the amount of the funds. TY AM Investment Limited is permitted under the laws of the BVI to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. TY Property HK Limited is also permitted under the laws of Hong Kong to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, to our Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to our Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to shareholders at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and our Company will be able to pay our debts as they become due. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further Cayman Islands, BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiaries to us.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ORDINARY SHARE	TOTAL(3)
Initial public offering price	$	$
Underwriting discounts and commissions (1)(2)	$	$
Proceeds, before expenses, to us	$	$

(1)	An underwriting discount of seven percent (7.0%) of the public offering price per share will be provided to D. Boral Capital LLC (“D. Boral”, or the “Representative”), the representative of the underwriters. We have agreed to reimburse the Representative for certain out-of-pocket accountable expenses. For a description of compensation payable to the Representative, see “Underwriting” beginning on page 88.

(2)	Does not include a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds of this Offering, an accountable expense of no more than $150,000, payable to the Representative, or the reimbursement of certain expenses of the Representative. For a complete description of the compensation to be received by the Representative, see “Underwriting” beginning on page 88.

(3)	Assumes that the underwriters do not exercise any portion of their over-allotment option.

We expect our total cash expenses for this Offering (including cash expenses payable to the Representative for their out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This Offering is being conducted on a firm commitment basis. The Representative is obligated to take and pay for all of the Ordinary Shares if any such shares are taken. We have granted the Representative an option, exercisable one or more times in whole or in part, for a period of forty-five (45) days after the closing of this Offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this Offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this Offering, net proceeds will be delivered to us on the closing date.

The Representative expects to deliver the Ordinary Shares to purchasers against payment on or about __________ , 2025.

D. Boral Capital

The date of this prospectus is __________ , 2025

i

Until and including ________, 2025 (the 25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The definitions of certain capitalized terms used in this prospectus can be found in the section titled “Prospectus Summary—Conventions Which Apply to this Prospectus” beginning on page 10 of this prospectus.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or on any free writing prospectus, that we have authorized for use in connection with this Offering. Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of the Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Ordinary Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “our Group” or the “Company” refer to TY AM Group (Holdings) Limited together with its subsidiaries.

Our Business

TY AM Group (Holdings) Limited is a Cayman Islands holding company with operations conducted exclusively through our wholly owned subsidiary, TY Property HK Limited (“TYHK”), based in Hong Kong. We are a property consultancy service provider that facilitates the sale of residential property units in Japan by our customers—primarily Hong Kong-based property developers holding property assets in Japan —to their end buyers, many of whom are based in Greater China and Southeast Asia.

Our services are centered on customized marketing and sales support that helps our customers reach non-resident buyers for Japanese residential properties. Although we do not directly engage in real estate transactions, our offerings include the design and execution of marketing campaigns, buyer sourcing and referrals, exhibition support, and transaction negotiation assistance. These services are highly integrated and are provided as part of a single performance obligation under fixed-fee arrangements.

We emphasize long-term, relationship-driven growth by maintaining close collaboration with our clients and delivering consistent service quality. We aim to differentiate ourselves from traditional property agents by operating as a consulting partner focused on helping our clients expand their sales reach across international buyer pools, particularly in regions with increasing interest in Japanese real estate.

For the fiscal years ended March 31, 2025 and 2024, we generated total revenues of $2.17 million and $1.36 million, respectively, and recorded net income of $919,584 and $708,346, respectively. All of our revenues were derived from related parties. Our services were provided to a limited number of customers, with two major clients accounting for all of our business during each of the past two fiscal years.

We believe the continued attractiveness of Japanese real estate to international investors—driven by factors such as stable rental yields, currency advantages, and favorable regulations—provides a supportive market environment for our business. To capitalize on these opportunities, we intend to expand our customer base, diversify our geographic marketing channels, and continue investing in human capital and digital marketing infrastructure to enhance our service delivery capabilities.

The following charts illustrate our corporate structure as of the date of this prospectus and the corporate structure after this Offering. Unless otherwise indicated, equity interests depicted in the diagrams are held 100%.

Chart 1 Corporate Structure Before this Offering1

[1]	The “Other Shareholders” include Ho Keung Kwong, Fung Yee Man, Cheuk Yan Tse, Wing Sze Joyce Kwong, Yuet King Yim, Yuen Yee Cheung, Jeremy Lap Yuen Wang, Wan Cheong Chan, Shi-Yin Samantha Foo, New Field (Hong Kong) Trading Limited and Chung Ming Tsang.

Chart 2 Corporate Structure After this Offering

Transfers of Cash to and from our Subsidiaries

TY AM Group (Holdings) Limited is a holding company with no operations of its own. It conducts its operation in Hong Kong through its Operating Subsidiary, TY Property HK Limited. Our Company relies on dividends or payments to be paid by its Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. During the fiscal year ended March 31, 2025, the Operating Subsidiary declared and paid a dividend of US$700,000 to Mr. Tse Kin Tung, its sole shareholder at the time, prior to the Reorganization of our Company. As of the date of this prospectus, the Operating Subsidiary has transferred US$858,461 in cash to the Company for the settlement of IPO related expenses.

Our Company is permitted under the laws of the Cayman Islands to provide funding to its Operating Subsidiary in Hong Kong through loans and/or capital contributions without restrictions on the amount of the funds. TY AM Investment Limited is permitted under the laws of the BVI to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. TY Property HK Limited is also permitted under the laws of Hong Kong to provide funding to our Company, through dividend distributions or payments, without restrictions on the amount of the funds. There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, to our Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to our Memorandum and Articles of Association, our board of directors may, by resolution of directors, authorize and declare a dividend to shareholders at such time and in such amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and our Company will be able to pay our debts as they become due. According to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further Cayman Islands, BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiaries to us.

Our Company is a Cayman Islands company, TY AM Investment Limited is a BVI company and our Operating Subsidiary is a Hong Kong company. There are no restrictions on foreign exchange and there are no limitations on the abilities of our Company to transfer cash to or from our Operating Subsidiary, or to investors under Hong Kong law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between our Company and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries to our Company and U.S. investors and amounts owed. Since the only transfer of cash among our Company and our Operating Subsidiary were in the form of dividends and there are no limitations on the abilities of the Company to transfer cash to or from its subsidiaries or to investors under Hong Kong law, our Company has not established cash management policies that dictate how funds are transferred.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See “Risk Factors — Risks related to our Corporate Structure — We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.” on page 16, and the audited combined financial statements and the accompanying footnotes beginning on F-1 of this prospectus, for more information.

Stevenson, Wong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive. As a result, it may be time-consuming and costly for you to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong. See “Risk Factors - Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares - Due to lack of reciprocity and cost and time constraints, you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in Cayman Islands, Hong Kong and China against us or our directors and officers based on foreign law.” on page 30 for more information.

Recent Development

On August 12, 2025, Daylight Victory Investment Limited, our controlling shareholder, sold and transferred an aggregate of 30,249 Ordinary Shares of our Company to several unaffiliated third-party investors in a private transaction for a total consideration of HKD9,500,000 (approximately USD1,221,095). No single investor acquired 5% or more of our outstanding Ordinary Shares. Following these transactions, Daylight Victory Investment Limited continues to be our largest shareholder, holding 1,187,083, or 94.97%, of our outstanding Ordinary Shares.

On August 12, 2025, Daylight Victory Investment Limited made a gift and transferred an aggregate of 7,668 Ordinary Shares to Mr. Kin Tung Tse’s father-in-law, mother-in-law, sister-in-law, and daughter. The Company was not a party to this transfer. See “Related Party Transactions.”

On August 12, 2025, Daylight Victory Investment Limited made a gift and transferred 25,000 Ordinary Shares to Yuet King Yim, a non-affiliated third party. The transfer was conducted as non-cash consideration and did not involve issuance of any new Ordinary Shares by the Company.

Risk Factors Summary

We face risks and uncertainties relating to our business and operation, including, but not limited to the following:

Risks Related to Our Business and Industry

●	Adverse macroeconomic and regulatory conditions in Japan may harm our business, results of operations and financial condition.

●	A reduction in the attractiveness of the real estate markets of Japan could affect our business, financial condition and results of operations.

●	We depend on a strong brand, and any failure to maintain, protect and enhance our brand would have an adverse effect on our ability to grow our real estate consultancy business.

●	The real estate consultancy business in Hong Kong is extremely competitive.

●	We rely on traffic to our website directed from search engines. If our website fail to rank prominently in unpaid search results, traffic to these websites could decline and our business would be adversely affected.

●	Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

●	Our business is geographically concentrated and dependent on a niche segment of the real estate market.

●	Our real estate management business is subject to regulatory and legal risks.

●	Our real estate consultancy business relies on relationships with property owners and developers.

●	We are dependent on a limited number of related-party customers for substantially all of our revenue.

●	We may not be successful in expanding our customer base beyond affiliated entities.

●	Our business is subject to changing advertising laws and marketing standards.

●	Our marketing campaigns may not result in successful sales conversions, which could impact our revenue and client retention.

●	Our marketing success depends on access to high-impact venues and travel freedom, which may be disrupted.

●	We have a limited number of employees, and the loss of any key personnel could affect our ability to operate effectively.

●	Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

●	We will incur increased costs as a result of being a public company.

Risks Related to Our Corporate Structure

●	We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. See a more detailed discussion of this risk factor with the same title on page 16 of this prospectus.

Risks Related to Doing Business in Hong Kong

●	Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you. See a more detailed discussion of this risk factor with the same title on page 17 of this prospectus.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong. See a more detailed discussion of this risk factor with the same title on page 18 of this prospectus.

●	Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares. See a more detailed discussion of this risk factor with the same title on page 18 of this prospectus.

●	We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. See a more detailed discussion of this risk factor with the same title on page 19 of this prospectus.

●	Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. See a more detailed discussion of this risk factor with the same title on page 22 of this prospectus.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering. See a more detailed discussion of this risk factor with the same title on page 22 of this prospectus.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

●	Due to lack of reciprocity and cost and time constraints, you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in Cayman Islands, Hong Kong and China against us or our directors and officers based on foreign law.

Recent Regulatory Developments in the PRC

We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” for further details.

We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are aware that in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Risk Factors — Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.” for further information.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and require “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this prospectus, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares.

We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in Mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this prospectus, our Operating Subsidiary not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by Stevenson, Wong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Stevenson, Wong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Corporate Information

Our registered office is situated at 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands and our principal office is Suite 2006, Tower 1, The Gateway, Harbour City, 25 Canton Road, Kowloon, Hong Kong. The telephone number of our principal office is +852-2111-1748. Our agent for service of process in the United States is [●]. Our corporate website is https://www.tyamgroup.com.The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal controls over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Kin Tung Tse, through his wholly owned entity Daylight Victory Investment Limited, own approximately __________% of our outstanding Ordinary Shares (or __________% of our outstanding Ordinary Shares if the underwriters’ option to purchase additional shares is exercised in full). Mr. Kin Tung Tse will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of substantially most of the corporate transactions 1. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See section titled “Risk Factors—Risks Relating to an Investment in our Ordinary Shares.”

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

[1]	Assuming Mr. Kin Tung Tse remains as the sole shareholder of Daylight Victory and Day light Victory continues to remain as approx. 95% (or beyond the % requiring special resolution) shareholder of TY AM Group.

Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“Audit Committee” refers to the audit committee of our Board of Directors;

●	“Board” or “Board of Directors” refer to the board of Directors of our Company;

●	“BVI” refer to the British Virgin Islands;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau. The legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Directors” refers to the directors of our Company;

●	“Executive Officers” refers to the executive officers of our Company;

●	“Government” refers to the government of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“Memorandum and Articles” or “Memorandum and Articles of Association” refers to the amended and restated memorandum and articles of association of our Company, as further amended or restated from time to time;

●	“Nominating and Corporate Governance Committee” refers to the nominating and corporate governance committee of our Board of Directors

●	“Offering” refers to the initial public offering of TY AM Group (Holdings) Limited;

●	“Operating Subsidiary” refers to TY Property HK Limited;

●	“Ordinary Shares” refers to ordinary shares of par value of US$0.0001 each of our Company;

●	“our Group” or “the Group” refers to TY AM Group (Holdings) Limited and its subsidiaries, TY AM Investment Limited (BVI) and TY Property HK Limited;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“we”, “us”, “our Company”, “our” or “the Company” refers to TY AM Group (Holdings) Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, “Hong Kong dollar”, or “HKD” refers to the legal currency of Hong Kong; and

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “USD” or “$” refers to the legal currency of the United States.

TY AM Group (Holdings) Limited a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, TY Property HK Limited. TY Property HK Limited’s reporting currency is in Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of USD1 = HKD7.7799, representing the noon buying rate in The City of New York for cable transfers of HKD as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of March 31, 2025. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all. Our fiscal year ends on March 31.

THE OFFERING

Ordinary Shares offered by us:	__________ Ordinary Shares (or __________ Ordinary Shares if the Representative exercises its option to purchase additional Ordinary Shares within 45 days of the date of the closing of this Offering in full).

Initial Offering Price:	We estimate the initial public offering price for the Ordinary Shares will be in the range of $__________ to $__________ per Ordinary Share.

Ordinary Shares outstanding before this Offering:	[●] Ordinary Shares

Ordinary Shares to be outstanding immediately after this Offering:	__________ Ordinary Shares (or __________ Ordinary Shares if the Representative exercises its option to purchase additional Shares within 45 days of the date of the closing of the Offering from us in full).

Over-allotment option to purchase additional Ordinary Shares:	We have granted the Representative an option to purchase up to __________ additional Ordinary Shares from us within 45 days of the date of the closing of this Offering.

Use of proceeds:

We estimate that we will receive net proceeds from this Offering of approximately $__________ (or $__________ if the Representative exercises its over-allotment option to purchase additional Ordinary Shares from us in full), based on an assumed initial public offering price of $__________ per share, which is the midpoint of the range set forth on the coverage page of this prospectus, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

We plan to use the net proceeds of this Offering in the following order of priority:

●	approximately 50% for the Company’s business for (i) expanding service offerings; (ii) broadening market reach; (iii) recruiting talents; and (iv) pursuing selective strategic investments and relationships. As of to-date, the Company has not entered into any binding agreement for any investment or co-operations nor identified any definite investment or co-operations target;

●	approximately 30% for building the Group’s presence in the Southeast Asian / European / North American market and serving clients based in the aforesaid regions by setting up branch(es) / office(s) in such regions, recruiting suitable staffs and exploring potential opportunities to collaborate with industry participants and the Group’s business partners; and

●	approximately 20% for working capital and other general corporate purposes.

for working capital and other general corporate purposes. See “Use of Proceeds” on page 33 for more information.

Lock-up:

The Company, our directors and officers and shareholders of the issued and outstanding Ordinary Shares have agreed with the Representative, subject to certain exceptions [    ], not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the closing date of this Offering.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed listing and symbol:	We intend to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “[●].” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Ordinary Shares.

Transfer agent:	[●]

The number of the Ordinary Shares to be outstanding after this offering is based on ______ Ordinary Shares outstanding as of the date of this prospectus, and excludes the following:

[_______].

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	no exercise by the underwriters of their option to purchase up to __________ additional Ordinary Shares from us to cover over-allotments, if any.

RISK FACTORS

An investment in our Ordinary Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Ordinary Shares. The following section describes some of the significant risks known to us now that could directly or indirectly affect us and the value or trading price of our Ordinary Shares and should not be construed as a comprehensive listing of all risk factors. The following section does not state risks unknown to us now but which could occur in the future and risks which we currently believe to be not material but may subsequently turn out to be so. Should these risks occur and/or turn out to be material, they could materially and adversely affect our business, financial condition, results of operations and prospects. To the best of our Directors’ knowledge and belief, the risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Ordinary Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Ordinary Shares from their professional advisers before making any decision to invest in our Ordinary Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Adverse macroeconomic and regulatory conditions in Japan may harm our business, results of operations and financial condition.

Our business is sensitive to macroeconomic conditions and depends on demand from our user base. In addition, demand for our products is primarily driven by needs of end-users in our largest key markets, Japan. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. In recent years, the economic indicators in Japan have shown mixed signs, and the strength of the Japanese economy is subject to many factors beyond our control. For example, the impact of Brexit on the Japanese economy and on the value of the Japanese yen against Hong Kong in which we generate revenue in the long term is uncertain. In addition, an increase in the consumption tax rate that became effective in October 2019 is adversely impacting the Japanese economy, potentially impacting consumer spending by businesses. Any deterioration of the Japanese economy may result in decline in consumption that would have a negative impact on demand for our products and their prices.

In addition, our services are focused exclusively on promoting properties located in Japan, especially residential and Bed and Breakfast (“BnB”) units targeted at overseas buyers. Our geographic and sector concentration makes us highly vulnerable to shifts in the Japanese real estate market. For instance, changes in short-term rental regulations, neighborhood opposition to BnB developments, or increased scrutiny of foreign ownership could significantly reduce demand for the types of properties we promote. Any downturn in the Japanese economy, or reduction in foreign investor interest in Japanese real estate, may materially and adversely affect our business and financial results.

A reduction in the attractiveness of the real estate markets of Japan could affect our business, financial condition and results of operations.

We are impacted by the attractiveness of Japan as a place to live and invest in and its status as an international center for business and commerce. If Japan’s economy stagnates or contracts or if there are significant concerns or uncertainty regarding the strength of Japan’s economy due to domestic, international or global macroeconomic trends (including, in particular, relaxation of social distancing measures and office re-openings coupled with further adoption of remote work trends), or other factors (including, in particular, any matters which adversely affect Japan’s status as an international center for business and commerce or the economic benefits of Japanese financial services industry), Japan may become a less attractive place to live, work, study or to own residential property for investment purposes. The attractiveness of Japan real estate may also be negatively affected by other factors, including high residential property sales prices or rents (or a risk or perceived risk of a fall in sales prices in the future), high costs of living, and negative perceptions surrounding quality of life, safety and security (including the risk or perceived risk of acts of terrorism or protests).

Any reduction in the attractiveness of Japan as a place to live or a place to invest in residential real estate and any matters which adversely affect Japan’s status as an international center for business and commerce could result in a reduction, by volume and/or by value, in residential property sales transactions in Japan, which decreases the demand for our services.

We depend on a strong brand, and any failure to maintain, protect and enhance our brand would have an adverse effect on our ability to grow our real estate consultancy business.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing our Company as a premium real estate consultancy brand is critical to growing our business. If we do not successfully build and maintain a strong brand, our real estate consultancy business could be negatively impacted. Preserving and increasing the quality of our brand may require us to make substantial investments in areas such as marketing, community relations, outreach technology and employee training. We actively engage in print and online advertisements, social media, targeted promotional mailings and email communications and engage on a regular basis in public relations and sponsorship activities. There is no assurance that those activities will enhance our brand awareness.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our staff and clients, our growth strategies or the ordinary course of our business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brand, such as actions taken (or not taken) by one or more agents relating to health, safety, welfare or other matters; cybersecurity incidents; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at us. Our brand value could diminish significantly if any such incidents or other matters erode consumer confidence in it, which may result in a decrease in our total agent count and, ultimately, could adversely affect our business and operating results.

The real estate consultancy business in Hong Kong is extremely competitive.

We compete with other real estate consulting agencies in local areas. The real estate consultancy industry has low barriers to entry due to the small number of facilities needed to operate the business. Under these circumstances, the Company seeks to differentiate itself by providing comprehensive and personalized solutions. However, despite our efforts, we may not be able to compete effectively which would adversely affect our results of operations and financial condition. The real estate consultancy sector in Hong Kong is highly competitive, with numerous companies offering similar services. Intense competition could lead to pricing pressure, as competitors may undercut prices to attract clients or offer additional incentives. Failure to effectively differentiate the Company’s services or maintain competitive pricing structures could result in loss of market share and decreased profitability.

We will rely on traffic to our website directed from search engines. If our website fails to rank prominently in unpaid search results, traffic to these websites could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on search engines. The number of users we attract to our website, https://www.tyamgroup.com, from search engines is due in large part to how and where our websites rank in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our websites, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in order to promote their own competing services or the services of one or more of our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. Any reduction in the number of users directed to our website could adversely affect our real estate consultancy business and results of operations. Further, a failure of our website or website-based technology, either due to malfunction, outside intrusion through hacking or otherwise, could significantly disrupt our business and lead to reduced revenue and reputational damage as we may not be able to effectively scale and adapt our existing technology and network infrastructure to ensure our platforms are accessible.

Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open-source software in our products and services and anticipate using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open-source licenses to which our business is subject have not been interpreted by Hong Kong government or foreign courts, and there is open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties alleging ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. The use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

Our business is geographically concentrated and dependent on a niche segment of the real estate market.

Our current operations are focused exclusively on promoting residential and BnB real estate projects located in Japan and developed by Hong Kong-based property developers. This limited geographical and client concentration exposes us to significant risk if demand in this niche market declines due to global pandemics, macroeconomic shifts, changes in travel patterns, tighter rental regulations, or negative investor sentiment. Any lack of geographical and customer diversification may limit our ability to mitigate such risks effectively.

Our real estate management business is subject to regulatory and legal risks.

Although we do not directly sell or purchase real estate and do not consider ourselves real estate brokers, the nature of our business, involving buyer referrals and transaction facilitation may expose us to regulatory interpretations under real estate or advertising laws in the jurisdictions in which we operate. If authorities in Hong Kong determine that we are engaged in regulated consultancy or advertising activities without the appropriate licenses or permits, we could be subject to fines, business restrictions, or reputational damage. Furthermore, evolving interpretations of marketing and promotion regulations, particularly with respect to cross-border advertising of real estate, may increase our compliance burden and limit our promotional activities.

Our real estate consultancy business relies on relationships with property owners and developers.

The Company relies heavily on its relationships with property owners, real estate developers or investors. Any deterioration in these relationships, disputes over contractual terms, or the inability to renew agreements could result in the loss of key clients or revenue streams. Furthermore, reliance on a limited number of property owners and developers may increase the Company’s vulnerability to their financial stability and business decisions.

We are dependent on a limited number of related-party customers for substantially all of our revenue.

For the fiscal year ended March 31, 2025, we derived our revenue from two major customers, both of which are directly owned by Ms. Kwong Man Ling, the spouse of Mr. Kin Tung Tse, Chief Executive Officer and Chairman of the Board. The highly concentrated nature of our customer base exposes us to significant risks. If either of these customers were to reduce or terminate their engagement with us for any reason, including changes in management, strategy, or financial performance, our revenue and cash flow could be materially and adversely affected. The Company is heavily reliant on related parties as its primary revenue and cash flow sources and has historically generated revenues from sources that might not be recurring in the long run. The Company is at its early-stage, and expects to incur significant costs to expand its operations and conduct its business plan, which may result in future losses if it cannot effectively market its services and achieve market acceptance. Moreover, related-party transactions may not reflect arm’s-length terms, and increased scrutiny by regulators or investors over these arrangements could negatively affect our reputation or lead to additional compliance burdens. This could have a material effect on our revenue, our business, results of operations and financial condition.

We may not be successful in expanding our customer base beyond affiliated entities.

A key element of our growth strategy is to attract unaffiliated property developers as new clients. However, given our limited market visibility and reliance on existing relationships, we may face challenges in establishing credibility with third-party developers. We may also face competition from larger or more established real estate consulting firms with greater brand recognition, a broader service offering, or a longer operating history. If we fail to attract and retain a diversified set of customers, our growth prospects and business sustainability may be limited.

Our business is subject to changing advertising laws and marketing standards.

We rely heavily on advertising across digital platforms, newspapers, and on-site exhibitions to promote our clients’ real estate projects to overseas investors. Our marketing materials must comply with the relevant advertising laws in each jurisdiction in which they are distributed. Regulatory authorities may adopt new rules or tighten enforcement on how foreign real estate can be marketed to investors, especially in response to growing concerns over buyer protection and misleading advertising. If we are found to have violated any applicable regulations, or if such regulations become more restrictive, our ability to operate and generate leads may be materially and adversely affected.

Our marketing campaigns may not result in successful sales conversions, which could impact our revenue and client retention.

Our revenue model is based on fixed fees earned only upon the successful execution of preliminary sale and purchase agreements for property units. While we support the full sales lifecycle, we do not guarantee any sales volume. If our marketing efforts fail to generate sufficient buyer interest or if buyers fail to convert into completed transactions, our clients may delay or cancel projects, terminate our services, or decline to engage us in the future. Furthermore, macroeconomic conditions, such as interest rate hikes or foreign exchange volatility, may reduce investor appetite for Japanese real estate and affect our campaign success rates.

Our marketing success depends on access to high-impact venues and travel freedom, which may be disrupted.

A key component of our marketing strategy is conducting exhibitions and seminars in hotels and other high-traffic venues in cities such as Hong Kong, Singapore, Thailand, and Malaysia. These events are vital for showcasing properties and closing deals. As of the date of this prospectus, we are not subject to any known travel restrictions, venue limitations or regulatory barriers that would prevent us from conducting business activities. However, future disruptions caused by travel restrictions, hotel availability, public health events such as COVID-19 pandemic, or local regulations may impair our ability to conduct these activities and directly affect our ability to generate buyer leads and secure sales conversions.

We have a limited number of employees, and the loss of any key personnel could affect our ability to operate effectively.

As of March 31, 2025, we had only seven full-time employees. Given our lean structure, we depend heavily on the efforts and experience of our senior management team and key staff across marketing, project execution, and investor engagement. If we fail to retain qualified personnel or if key employees resign without adequate replacements, our operations could be significantly disrupted.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in Hong Kong. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

TY AM Group (Holdings) Limited is a holding company, and we will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If the Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

According to the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either its profit or share premium account, provided that in no circumstances may a dividend be paid out of share premium account unless immediately following the date on which the dividend is proposed to be paid the Company shall be able to pay its debts as they fall due in the ordinary course of business. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from TY AM Group (Holdings) Limited to our Operating Subsidiary or our Operating Subsidiary to TY AM Group (Holdings) Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements as of March 31, 2025 and 2024, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) our lack of appropriate policies and procedures in place to evaluate the proper accounting and disclosures of key documents and agreements.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; and ii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this Offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the two years ended March 31, 2025, our revenue mainly derived from services in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and TY AM Group (Holdings) Limited, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. Therefore, the legal and operational risks associated with operating in China also apply to our operations in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

Our Company is a holding company incorporated in the Cayman Islands with one Operating Subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong and our chief executive officer, chief financial officer and all members of the board of directors of TY AM Group (Holdings) Limited are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this prospectus, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary is organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in Mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this Offering or cause the value of our Ordinary Shares to significantly decline or become worthless. As of the date of this prospectus, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and require “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this prospectus, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We have been advised by Stevenson, Wong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its subsidiary, our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiary or denied by any relevant authorities. As of the date of this prospectus, our Operating Subsidiary have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Stevenson, Wong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change with little advance notice. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it began an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Furthermore, given the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government in 2022 and 2023, including the Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue this Offering. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and China’s Ministry of Finance (the “PRC MOF”) in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, WWC, P.C. the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in the United States, and can be inspected by the PCAOB. WWC, P.C. was identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. WWC, P.C. was identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for three consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted..

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Hong Kong, and has been inspected by the PCAOB with the last inspection in May, 2024. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations.

We face risks associated with heightened tensions in geopolitical and economic relations. Rivalries and sanctions between major powers, including the United States and China, and unrest, terrorist threats, wars and other conflicts involving Ukraine, the Middle East and elsewhere have created increased global uncertainty. Such geopolitical tensions, along with trade disputes and regional conflicts, may result in economic instability, market volatility, and regulatory changes, which could impact our supply chain, operations, and consumer demand. Furthermore, such tensions may lead to consumer boycotts, increased security measures, and travel restrictions, all of which could negatively affect our ability to conduct business, maintain supply chain operations, and expand into new markets. Any restrictions on international trade and capital flows may have a negative impact on our ability to access capital, procure raw materials, and expand our operations. As a result, any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern.

Our business model is focused on providing marketing and promotional services in Hong Kong on behalf of Japanese property developers. Although our operations are not directly tied to supply chains or sensitive technology industries, we rely on the ability of our clients and prospective buyers to freely travel, participate in marketing events, and complete property transactions across borders. Heightened geopolitical tensions—such as strained relations between major economies, regional conflicts, or the imposition of sanctions—could lead to restrictions on travel, financial transactions, or cross-border capital flows. Any such restrictions could reduce the number of prospective buyers able to attend our marketing events or complete purchases, which would in turn negatively impact our revenues. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this Offering, we will become a public company in the U.S. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than USD1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed $1.235 billion, (2) if we issue more than $1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that Mr. Kin Tung Tse, through Daylight Victory Investment Limited, own a majority of our Ordinary Shares following the Offering and continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The IPO price for our Ordinary Shares will be determined through negotiations between the Representative and us and may vary from the market price of our Ordinary Shares following our IPO. If you purchase our Ordinary Shares in our IPO, you may not be able to resell those Ordinary Shares at or above the IPO price. We cannot assure you that our Ordinary Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our IPO. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our IPO in a manner that does not produce income or that loses value.

There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Ordinary Shares. We cannot assure you that an active trading market for our Ordinary Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this Offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Ordinary Shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Ordinary Shares on Nasdaq but we provide no assurance that our ordinary shares will be approved for listing on Nasdaq in connection with this Offering. Further, if we are successful in listing the Ordinary Shares on Nasdaq we cannot ensure that an active public market for our Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Ordinary Shares;

●	you may not be able to resell your Ordinary Shares at or above the public offering price;

●	the market price of our Ordinary Shares may experience more price volatility; and

●	there may be less efficiency in carrying out your purchase and sale orders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You will experience immediate and substantial dilution.

The IPO price of our Ordinary Shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the Offering, if you purchase Ordinary Shares in this Offering, you will incur immediate dilution of approximately $[●] in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. Please refer to the section titled “Dilution.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

Although we are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, our Chairman Kin Tung Tse, officers Kwun Sing Keith Wong, Kwun Lik Chan, and Kit Man Fong reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands may have a less developed body of securities laws as compared to the United States, and some states (such as Delaware) may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Ordinary Shares – Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law”.

Due to lack of reciprocity and cost and time constraints, you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in Cayman Islands, Hong Kong and China against us or our directors and officers based on foreign law.

As at the date of this prospectus, all of our directors and officers are based in Hong Kong. All of our directors and officers are nationals of Hong Kong. There may be uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, Appleby, our counsel with respect to Cayman Islands laws, has advised that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company on the basis of documents in a U.S. court will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, such proceedings would be expected to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Stevenson, Wong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive. As a result, it may be time-consuming and costly for you to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiary because we own 100% of its stock. We may be considered a PFIC in 2025 and possibly later years, depending on a number of factors, including the composition of our and our Operating Subsidiary’s income and assets, how quickly we use our liquid assets, including the cash raised pursuant to this Offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance we will not be a PFIC for 2025 or any future taxable year. Please refer to the paragraph titled “Taxation — United States Federal Income Taxation”.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares. Please refer to the paragraph titled “Taxation — United States Federal Income Taxation”.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors (“BOD”) has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless immediately following the date on which the dividend is proposed to be paid our Company shall be able to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

Following from 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC also announced it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those listed under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulations,” and other sections in this prospectus, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately $[●] million, or approximately $[●] million if the underwriters exercises their option to purchase additional Ordinary Shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of $[●] per share, which is the midpoint of the range set forth on the coverage page of this prospectus.

We plan to use the net proceeds of this Offering in the following order of priority:

●	approximately 50% for the Company’s business for (i) expanding service offerings; (ii) broadening market reach; (iii) recruiting talents; and (iv) pursuing selective strategic investments and relationships. As of to-date, the Company has not entered into any binding agreement for any investment or co-operations nor identified any definite investment or co-operations target;

●	approximately 30% for building the Group’s presence in the Southeast Asian / European / North American market and serving clients based in the aforesaid regions by setting up branch(es) / office(s) in such regions, recruiting suitable staffs and exploring potential opportunities to collaborate with industry participants and the Group’s business partners; and

●	approximately 20% for working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business and our plans. The foregoing represents our current intentions based upon our present plans to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the Offering. If an unforeseen event occurs, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

DIVIDEND POLICY

We have paid dividends in the amount of $700,000 for the fiscal year ended March 31, 2025. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors include but not limited to: (i) general economic and business conditions; (ii) financial conditions and results of operations; (iii) available liquidity and anticipated liquidity needs; (iv) capital requirement; (v) contractual, legal, tax and regulatory restrictions; and (vi) any other implications as the board of directors may deem relevant.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either its profit or share premium account, provided that in no circumstances may a dividend be paid out of share premium account unless immediately following the date on which the dividend is proposed to be paid the Company shall be able to pay its debts as they fall due in the ordinary course of business. Accordingly, investors seeking current dividends should not purchase our ordinary shares with the expectation of immediate or regular cash dividend income.

CAPITALIZATION

The following tables set forth our capitalization as of March 31, 2025:

●	on an actual basis; and

●	on a pro forma as adjusted basis to give effect to the issuance and sale of [●] Ordinary Shares at an assumed initial public Offer Price of $[●] per Ordinary Shares, which is the midpoint of the range set forth on the coverage page of this prospectus, after deducting the underwriting discounts and commissions and estimated Offering expenses payable by us.

●	on a pro forma as adjusted basis assuming no exercise of the over-allotment option.

You should read this table together with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	As Adjusted	As adjusted, assumed no of the over-allotment option
	(in USD)
Current liabilities:
Bank loans, current	93,733	[●]	[●]
Amounts due to related parties	1,086,982	[●]	[●]

Non-current liabilities:
Bank loans, non-current	221,606	[●]	[●]

Equity:
Ordinary Shares, 500,000,000 Ordinary Shares authorized, par value USD 0.0001 each, 1,250,000 Ordinary Shares issued and outstanding on an actual basis*; [●] Ordinary Shares outstanding on an as adjusted basis	125	[●]	[●]
Subscription receivables	(125)	[●]	[●]
Additional paid-in capital	1,274	[●]	[●]
Retained earnings	154,302	[●]	[●]
Accumulated other comprehensive losses	(2,804)
Total Shareholders’ Equity	152,772	[●]	[●]

Total capitalization	1,555,093	[●]	[●]

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public Offer Price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public Offer Price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of March 31, 2025 was USD[●] per ordinary share.

After giving effect to the issuance and sale of [●] Ordinary Shares in this Offering at an assumed initial public Offer Price of USD[●] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated Offering expenses payable by us, the pro forma as adjusted net tangible book value after the Offering would be USD[●] and our pro forma as adjusted net tangible book value as of March 31, 2025 would have been USD[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of USD[●] per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of USD[●] per Ordinary Share to investors purchasing Ordinary Shares in this Offering. The following table illustrates such dilution:

	Offering without Over-allotment Option	Offering with Full Exercise of Over-allotment Option
Assumed initial public Offer Price (the midpoint of the range set forth on the coverage page of this prospectus)	[●]	[●]
Net tangible book value per Ordinary Share as of March 31, 2025	[●]	[●]
Pro forma net tangible book value per Ordinary Share after giving effect to this Offering	[●]	[●]
Amount of dilution in net tangible book value per Ordinary Share to investors in this Offering	[●]	[●]

Each USD1 increase (decrease) in the assumed initial public offering price of USD[●] per Ordinary Share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the pro forma as adjusted amount of net tangible book value as of March 31, 2025, after this Offering by USD[●] per Ordinary Share and would increase (decrease) dilution to new investors by USD[●] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value after the Offering would be USD[●], the pro forma as adjusted net tangible book value as of March 31, 2025 would have been USD[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of USD[●] to existing shareholders and an immediate dilution in net tangible book value of USD[●] per Ordinary Share to investors purchasing Ordinary Shares in this Offering.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2025, the total number of Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offering Price of USD[●] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Ordinary Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	USD	%	USD
Existing Shareholders	[●]	[●]	[●]	[●]	[●]
Investors in this Offering	[●]	[●]	[●]	[●]	[●]
Total	[●]	100.00	[●]	100.00	[●]

The dilution information in this section is presented for illustrative purposes only. Our as-adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public Offer Price of our Ordinary Shares and other terms of this Offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through our Operating Entity, are a service provider that provides property consultancy services to facilitate the sale of property units in Japan by our customers to their end buyers. Our business strategy emphasizes service quality and relationship-driven growth, allowing us to unlock new business opportunities to support our long-term expansion.

The following discussion and analysis of our financial condition and results of operations is prepared based on the financial data which is derived from our audited consolidated financial statements for the years ended March 31, 2025 and 2024, included in this prospectus.

Our revenues were $2,169,980 and $1,359,849 for the years ended March 31, 2025 and 2024, respectively. We, recorded net income of $919,584 and $708,346 for the years ended March 31, 2025 and 2024, respectively. We plan to grow our business by expanding our external customer base, diversifying our revenue sources, and enhancing both the breadth and quality of our property consultancy services offerings.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general market conditions and macroeconomic factors, including, among others, economic trends in our target markets, industry demand for property consultancy services, customer budgets, regulatory developments, and geopolitical environments. Changes in any of these broader factors could influence our customers’ willingness or ability to engage our property consultancy services, which could in turn impact our results of operations. In addition, the following company-specific factors have a direct and material impact on our business performance:

Change in real estate market conditions in Japan

Although we do not engage directly in property sales in Japan, our business model is closely linked to the performance of the Japanese real estate market through our customers, who are primarily property developers and real estate agencies focused on that market. As a result, we are indirectly exposed to fluctuations in market demand, pricing trends, and transaction volumes in the Japanese real estate sector.

Macroeconomic factors such as interest rate movements, inflation, consumer confidence, and employment levels play a critical role in shaping real estate activity. In addition, shifts in foreign investor sentiment, which are driven by global economic or geopolitical developments, may affect property purchases by overseas buyers.

Moreover, changes in government policies or regulations relating to property ownership, zoning, land use, or eligibility criteria for foreign purchasers could hinder transaction activity. If such changes diminish buyer interest or restrict our customers’ ability to market and sell properties in Japan, it may result in a lower volume of completed transactions. This could, in turn, reduce the demand for our marketing and property consultancy services and adversely impact our revenue and growth prospects.

Our ability to diversify and expand customer base

We currently generate revenue from a small number of customers who engage us to provide property consultancy services for their property sales. While we are not directly involved in property transactions, our performance is closely linked to the sales volume of these customers. This customer concentration increases our exposure to changes in customer budgets, engagement levels, or business priorities. Any reduction in project scope or the loss of a major customer could materially impact our results. Expanding our customer base is therefore critical to reducing concentration risk and supporting long-term growth.

Acquiring new customers requires investment in brand awareness, relationship development, and demonstrating the value of our services. Our ability to effectively convert prospects into recurring customers will influence our revenue stability and scalability. Failure to do so could result in revenue volatility and limit our ability to grow. Conversely, successful diversification will help stabilize cash flows and increase our resilience to customer-specific or market-driven disruptions.

Our operational execution and resource management

As our business grows, our operational model must scale accordingly to accommodate increased project volumes, diverse customer needs, and more complex engagements. Sustaining high service quality across multiple concurrent projects requires disciplined planning, skilled resource allocation, and robust internal controls.

Our ability to manage project timelines, align cross-functional teams, and adapt to evolving customer expectations will directly affect our reputation and customer retention. Inefficiencies in workflow, poor communication, or misalignment between project scopes and available capacity may lead to delays, cost overruns, or underperformance.

Our ability to retain skilled talent

Our success depends heavily on the capabilities and continuity of our consulting team. The quality of our advisory services relies on the experience, creativity, and domain knowledge of our marketing professionals, project managers, and customer relationship personnel.

The market for experienced consultants in real estate marketing and strategic communications is highly competitive. We face the ongoing risk of employee attrition, which could disrupt existing customer projects and strain remaining team members. Recruiting qualified professionals who understand both real estate dynamics and marketing trends can be time-consuming and costly.

To maintain a strong talent pipeline, we must invest in professional development, foster a positive and inclusive work environment, and offer clear career advancement opportunities. Any failure to retain or adequately replace key employees could limit our ability to meet customer demands, reduce institutional knowledge, and hinder expansion efforts. High turnover rates may also damage customer confidence and increase onboarding and training expenses.

Key Components of Results of Operations

Revenues

Our revenues are derived from a single revenue stream, property consultancy income, which represents fixed service fees earned for facilitating the sale of property units in Japan by our customers to their end buyers. Pursuant to consultancy service agreements entered into directly with our customers, who are primarily Hong Kong-based property developers holding property assets in Japan, we receive a fixed fee that is contractually agreed upon in advance. Such fees are non-refundable under all circumstances and are not subject to sales rebates, discounts, or other incentives. Importantly, we do not enter into any agreement with, nor do we receive any proceeds from, the end buyers of our customers.

Under each contract, we provide a series of interrelated activities, including developing and implementing property advertising campaigns to build market awareness, sourcing and engaging prospective buyers, and organizing marketing events to generate buyers’ interest and supporting sale negotiation between customers and prospective buyers. These services are highly integrated and designed to achieve a single outcome, which are not separately identifiable and are considered a single performance obligation. Revenue is recognized at a point in time when a preliminary sale and purchase agreement is executed between our customer and an end buyer, which signifies satisfaction of performance obligation. We are entitled to full consideration upon the execution of the agreement between our customers and end buyers, with a contractual credit term of 30 days. We typically collect no advances from the customers and assesses that there is no significant financing component in these service contracts. The volume of completed transactions directly drives our property consultancy income.

	For the Years Ended
	March 31,
	2025	2024

Number of customers	2	2

Number of preliminary sale and purchase agreements executed	89	56

Operating expenses

Selling and marketing expenses

Selling and marketing expenses primarily consist of: (i) personnel support service fees incurred to facilitate our sales and marketing activities; and (ii) advertising, exhibition, and travel-related costs associated with promoting property sales between our customers and end buyers, as well as supporting broader business development and customer acquisition efforts. Selling and marketing expenses accounted for 19.3% and 21.7% of our total revenues for the years ended March 31, 2025 and 2024, respectively.

General and administrative expenses

General and administrative expenses mainly comprise (i) professional service fees, including accounting, audit, legal, company secretarial, and other consultancy services necessary for our business operations; (ii) personnel support services related to administrative functions; (iii) rental and related expenses for leasing of our office premises; (iv) IT and routine telecommunications support; (v) depreciation of our property and equipment, including office equipment, furniture and fittings and leasehold improvement; and (vi) other administrative expenses, primarily bank charges, office expenses and provision for expected credit losses. General and administrative expenses accounted for 32.4% and 13.9% of our total revenues for the years ended March 31, 2025 and 2024, respectively.

Other income (expenses), net

The following table sets forth our other income (expense), net, both in absolute amount and as a percentage of total revenues, for the years ended March 31, 2025 and 2024:

	For the Years Ended March 31,
	2025		2024		Variance
	$	% of total revenues	$	% of total revenues	$	%
Other income (expense), net
Foreign exchange transaction gains (losses)	15,761	0.7	(11,947)	(0.9)	27,708	(231.9)
Interest expense	(21,380)	(1.0)	(55,218)	(4.1)	33,838	(61.3)
Interest income	27,707	1.3	307	-	27,400	8,925.1
Other income	-	-	9,407	0.7	(9,407)	(100.0)
Total other income (expense), net	22,088	1.0	(57,451)	(4.3)	79,539	(138.4)

Other income, net amounted to $22,088 for the year ended March 31, 2025 while other expense, net amounted to $57,451 for the year ended March 31, 2024. Other income (expenses), net, accounted for 1.0% and 4.3% of our total revenues for the years ended March 31, 2025 and 2024, respectively.

For the year ended March 31, 2025, our interest expense primarily related to a Small and Medium Enterprise (SME) Straight Line Loan, which carries a variable interest rate set at the Hong Kong Dollar Best Lending Rate plus 0.25% per annum. In comparison, interest expense for the year ended March 31, 2024 included charges on both the SME Term Loan and a loan secured by a life insurance policy insuring against the loss of the director of our Operating Subsidiary. The latter was fully repaid in January 2024. Interest expense accounted for 1.0% and 4.1% of our total revenues for the years ended March 31, 2025 and 2024, respectively.

Our other income of $9,407 for the year ended March 31, 2024 represented the gain on the surrender of the investment in the life insurance policy in December 2023, which is not within the scope of ASC 606. Other income accounted for nil and 0.7% of our total revenues for the years ended March 31, 2025 and 2024, respectively.

Income Tax

Cayman Islands and British Virgin Islands

Under the current and applicable laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

Our subsidiary operated in Hong Kong is subjected to Hong Kong Profits Tax. In accordance with the two-tiered profits tax rates regime, Hong Kong Profits Tax is calculated at the tax rate of 8.25% on assessable profits of the first HK$2,000,000 (equivalent to $256,650) and 16.5% on any assessable profits in excess of HK$2,000,000 (equivalent to $256,650).

For the years ended March 31, 2025 and 2024, income tax accounted for 6.9% and 8.1% of our total revenues, respectively. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2025 and 2024, we had no open tax investigations from these tax authorities and we do not consider that there was any uncertain tax position as of those dates.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2025 and 2024 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended March 31,
	2025		2024		Variance
	$	% of total revenue	$	% of total revenue	$	%
Consultancy income – related parties	2,169,980	100.0	1,359,849	100.0	810,131	59.6

Operating expenses
Selling and marketing expenses	(218,362)	10.1	(170,064)	12.5	(48,298)	28.4
Selling and marketing expenses – related parties	(199,800)	9.2	(125,093)	9.2	(74,707)	59.7
General and administrative expenses	(507,557)	23.4	(78,704)	5.8	(428,853)	544.9
General and administrative expenses – related parties	(196,114)	9.0	(110,149)	8.1	(85,965)	78.0
Total operating expenses	(1,121,833)	51.7	(484,010)	35.6	(637,823)	131.8

Income from operations	1,048,147	48.3	875,839	64.4	172,308	19.7

Other income (expense), net
Foreign exchange transaction gains (losses)	15,761	0.7	(11,947)	0.9	27,708	(231.9)
Interest expense	(21,380)	1.0	(55,218)	4.1	33,838	(61.3)
Interest income	27,707	1.3	307	-	27,400	8,925.1
Other income	-	-	9,407	0.7	(9,407)	(100.0)
Total other income (expense), net	22,088	1.0	(57,451)	4.3	79,539	(138.4)

Income before income tax expense	1,070,235	49.3	818,388	60.1	251,847	30.8
Income tax expenses	(150,651)	6.9	(110,042)	8.1	(40,609)	36.9
Net income	919,584	42.4	708,346	52.0	211,238	29.8

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Revenues

Our revenues increased by 59.6% from $1,359,849 for the year ended March 31, 2024 to $2,169,980 for the year ended March 31, 2025. This increase was primarily attributable to our improved ability to deliver targeted marketing campaigns, which helped accelerate transaction closures and resulted in a higher number of property units sold by our customers to their end buyers for the year ended March 31, 2025.

We provided property consultancy services to two corporate customers in each of the two years presented, covering a total of three distinct property developers engaged in selling property units in Japan. By leveraging our enhanced consulting capabilities and deepening our understanding of local market dynamics, we delivered tailored marketing and positioning strategies that more effectively aligned with customer needs and prevailing market trends. As a result of these efforts, the total number of transactions facilitated through our property consultancy services increased to 89 for the year ended March 31, 2025, compared to 56 for the year ended March 31, 2024. Our improved execution of marketing campaigns strengthened our customers’ ability to close transactions efficiently, thereby increasing overall deal throughput. These strategic enhancements contributed directly to the significant revenue growth achieved for the year ended March 31, 2025.

Operating expenses

Selling and marketing expenses increased to $418,162 for the year ended March 31, 2025, from $295,157 for the year ended March 31, 2024. This increase was primarily driven by higher personnel related costs for sales and marketing activities, which rose to $199,800 for the year ended March 31, 2025, compared to $125,093 for the year ended March 31, 2024, reflecting the deployment of additional marketing resources to support our growing operational requirements. We also incurred increased marketing and promotion expenses, to $148,620 for the year ended March 31, 2025 from $120,963 for the year ended March 31, 2024, in line with our revenue growth and our intensified marketing efforts. In addition, travel expenses rose to $69,742 for the year ended March 31, 2025 from $49,101 for the year ended March 31, 2024, as we conducted more overseas property exhibitions and site visits for marketing campaign development and sales initiatives. These factors collectively contributed to the overall increase in selling and marketing expenses.

General and administrative expenses increased by $514,818 from $188,853 for the year ended March 31, 2024, to $703,671 for the year ended March 31, 2025. The increase was primarily attributable to a significant rise of $364,734 in professional fees related to the audit of our consolidated financial statements. In addition, occupancy costs increased to $152,569 for the year ended March 31, 2025, from $44,308 for the year ended March 31, 2024, following the commencement of a new office lease in October 2024 to accommodate our expanding operations. These factors collectively contributed to the overall increase in general and administrative expenses.

Other income (expense), net

Other income (expense), net, changed from a net other expense of $57,451 for the year ended March 31, 2024, to a net other income of $22,088 for the year ended March 31, 2025. This improvement was primarily driven by a decrease of $33,838 in interest expenses, as certain outstanding loans were repaid during the year using the surrender proceeds from an investment in a life insurance policy that had insured against the loss of the director of our Operating Subsidiary. The policy was surrendered in December 2023. In addition, we recorded a favorable change in foreign exchange differences. The Company holds Japanese Yen, which appreciated against the Hong Kong Dollars, our functional currency, resulting in a shift from a foreign exchange loss of $11,947 for the year ended March 31, 2024, to a gain of $15,761 for the year ended March 31, 2025. Furthermore, interest income earned on time deposits, along with a gain recognized upon the surrender of the life insurance investment, also contributed to the overall improvement in other income (expense), net.

Income before income taxes

We had an income before income taxes of $1,070,235 and $818,388 for the years ended March 31, 2025 and 2024, respectively. The increase in income before income taxes directly corresponded to increase in revenue, which outweighed the increase in operating expenses for the year ended March 31, 2025.

Income tax expense

Income tax expense increased from $110,042 for the year ended March 31, 2024 to $150,651 for the year ended March 31, 2025. This increase was primarily attributable to higher taxable income generated by the operating subsidiary for the year ended March 31, 2025, as a result of expanded business activities.

Net income

As a result of the foregoing factors, net income increased by 29.8% from $708,346 for the year ended March 31, 2024 to $919,584 for the year ended March 31, 2025.

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity for financing operating activities have included bank borrowings, advances from our major shareholder and related parties, and cash flows generated from operations. We recorded net cash provided by operating activities of $1,460,040 and $472,107 for the years ended March 31, 2025 and 2024, respectively.

As of March 31, 2025 and 2024, we reported a net working capital deficit of $63,849 and a net working capital surplus of $232,979, respectively. As of March 31, 2025, we held $855,475 in cash and cash equivalents, of which $799,787 was denominated in Hong Kong Dollars, with the remainder primarily held in Japanese Yen and other currencies. As of March 31, 2024, our cash and cash equivalents totaled $1,443,880, with $1,274,234 held in Hong Kong Dollars and the remainder in Japanese Yen and other currencies. Our cash balances are primarily maintained with banks in Hong Kong.

In assessing our liquidity position, we continuously monitor and evaluate our cash on hand as well as our operating and capital expenditure commitments. Our liquidity requirements mainly relate to funding working capital, covering operating expenses, and fulfilling capital expenditure obligations. Bank loans, advances from related parties, repayment from shareholder and cash generated from operations have been utilized to finance our working capital requirements.

As of March 31, 2025, to meet our financial needs, we had an outstanding balance of $315,339 under a secured straight-line loan facility from HSBC provided under the SME Financing Guarantee Scheme introduced by the Hong Kong Government. Under the scheme, 80% of the loan is guaranteed by HKMC Insurance Limited and the loan is also personally guaranteed in full by Mr. Kin Tung Tse, the sole director of TYHK. The loan bears an interest rate at to the Hong Kong Dollar Best Lending Rate plus 0.25% per annum and is repayable in instalments in accordance with the terms of the facility agreement, with the final instalment due in May 2028.

In addition, as of March 31, 2025, we had outstanding amounts due from our shareholder of $596,507 and net amounts due to our related parties of $904,712, comprising amounts due from a related party of $182,270 and amounts due to related parties of $1,086,982, respectively. The amounts due from our shareholder represented advances made for his short-term personal use, which have been fully settled as of the date of this prospectus. The amounts due from a related party represented short-term advances to provide temporary liquidity while the amounts due to related parties were provided primarily to support the Company’s general funding and liquidity needs. As of the date of this prospectus, all amounts due from a related party as of March 31, 2025 have been fully settled, and of the amounts due to related parties as of March 31, 2025, $876,503 was settled via bank transfer on August 6, 2025. As of the date of this prospectus, we have net outstanding amounts due to our related parties of $582,228. For details, see “Related Party Transactions.”

We anticipate continued positive cash flows from operations and expect to sustain profitability in the coming year, supported by our ongoing business activities and operating performance. Considering all facts and information on hand, we expect our cash and cash equivalents and working capital resources are sufficient to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of our consolidated financial statements are issued.

If we are unable to have sufficient funds to finance our working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued, we may consider supplementing our available sources of funds through the following sources:

●	addition equity financing from shareholders and third-party investors; and/or

●	financial support from financial institutions, our shareholders and related parties.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date of these consolidated financial statements are issued. However, there is no assurance that we will be successful in implementing our plans. There are a number of factors that could potentially arise and could undermine our plans, such as changes in the demand for our services, general market conditions and the broader capital market climate in Hong Kong, etc.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended March 31, 2025 and 2024 as indicated.

	For the Years Ended March 31,
	2025	2024
	$	$
Net cash provided by operating activities	1,460,040	472,107
Net cash (used in) provided by investing activity	(36,929)	441,975
Net cash (used in) provided by financing activities	(2,019,070)	468,969
Net (decrease) increase in cash and cash equivalents	(595,959)	1,383,051
Effect of exchange rate changes on cash and cash equivalents	7,554	2,095
Cash and cash equivalents, beginning of year	1,443,880	58,734
Cash and cash equivalents, end of year	855,475	1,443,880

Operating activities

Net cash provided by operating activities for the year ended March 31, 2025 was $1,460,040, compared to the net income of $919,584. The difference was primarily attributable to: (i) an increase of $356,657 in accrued expenses and other liabilities, mainly related to accrued professional fees for the audit of our consolidated financial statements; and (ii) an increase of $144,410 in income tax payables arising from the provision for Hong Kong Profits Tax.

Net cash provided by operating activities for the year ended March 31, 2024 was $472,107, compared to the net income of $708,346. The variance was primarily due to: (i) an increase of $339,962 in accounts receivable, resulting from heightened sales activity with our customers near year end; and (ii) an increase of $105,525 in income tax payables related to the provision for Hong Kong Profits Tax.

Investing activities

Net cash used in investing activities for the year ended March 31, 2025 was $36,929, which was entirely spent on the purchase of property and equipment.

Net cash provided by investing activities for the year ended March 31, 2024 was $441,975, representing the cash proceeds received from the surrender of an investment in a life insurance policy, which was originally entered into in May 2021 to insure against the loss of the director of our Operating Subsidiary. The policy was surrendered in December 2023.

Financing activities

Net cash used in financing activities for the year ended March 31, 2025 was $2,019,070. This was primarily attributable to the repayment of the SME Straight Line Loan totaling $87,762, payments of IPO offering costs amounting to $181,170, and net repayment to related parties and a shareholder totaling $1,750,138.

Net cash provided by financing activities for the year ended March 31, 2024 was $468,969. This primarily consisted of net advances from related parties and a shareholder totaling $1,335,605, partially offset by loan repayments amounting to $866,636.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our operating activities are primarily conducted in Hong Kong Dollars, which is also the functional currency of our Operating Subsidiary. Our revenue, operating activities, and most of our assets and liabilities are predominantly denominated in this functional currency. However, we are exposed to foreign exchange risk arising from transactions, recognized assets and liabilities, and net investments in foreign operations that are denominated in currencies other than our functional currency, as well as from fluctuations between our functional currency and our presentation currency.

We consider that the overall foreign exchange risk is not significant, and we have not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject us to the credit risks consist of cash and cash equivalents, accounts receivable, amounts due from related party, amounts due from a shareholder and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash with reputable banks located in Hong Kong. As of March 31, 2025 and 2024, $855,475 and $1,443,880 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,268) and further increased to HK$800,000 (equivalent to $102,829), effective October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and we believe that we are not exposed to any significant credit risk on cash and cash equivalent.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable, amounts due from related party, amounts due from a shareholder and other assets. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2025 and 2024, the balances of allowance for expected credit losses were $16,469 and $2,913, respectively.

Concentration risks

For the years ended March 31, 2025 and 2024, most of our assets were located in Hong Kong. At the same time, we consider that we were exposed to the following concentrations of risk:

(a)	Major customers

The following table sets forth information as to each customer that accounted for 10% or more of our revenues for the years ended March 31, 2025 and 2024:

	For the Year Ended March 31, 2025		For the Year Ended March 31, 2024
Customers	Revenues	% of revenues	Revenues	% of revenues
Customer A	$1,414,144	65.2	$-	-
Customer B	755,836	34.8	777,057	57.1
Customer C	-	-	582,792	42.9
Total:	$2,169,980	100.0	$1,359,849	100.0

Customers were contractually obligated to make payments within 30 days of invoice issuance. We are entitled to payment only upon the successful execution of a preliminary sale and purchase agreements between the customers and the end buyer.

(b)	Receivables

The following table sets forth information as to each customer that accounted for 10% or more of our accounts receivable, net of allowance for expected credit losses, as of March 31, 2025 and 2024:

	As of March 31, 2025		As of March 31, 2024
Customers	Accounts receivable	% of accounts receivable	Accounts receivable	% of accounts receivable
Customer A	$217,681	81.8	$-	-
Customer B	48,374	18.2	337,202	100.0
Total:	$266,055	100.0	$337,202	100.0

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank loans, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank loans in question, we consider our interest rate risk to be manageable and not likely to cause significant disruption to the business.

As of March 31, 2025, we had outstanding bank loans of $315,339. We estimate that a 1% increase in the Hong Kong Dollar Best Lending Rate against bank loans outstanding on March 31, 2025 would result in an increase in interest expense of $3,153 per annum whilst we estimate that a 1% decrease in the Hong Kong Dollar Best Lending Rate against bank loans outstanding on March 31, 2025 would result in a decrease in interest expense of $3,153 per annum.

We have not used any instruments or derivatives to manage and hedge our interest rate risk exposure.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

The following table summarizes our contractual obligations as of March 31, 2025:

Contractual obligations	Less than 1 year	Between 1-2 years	Over 3 years	Total
	$	$	$	$
Repayment of bank loans	108,754	217,508	18,108	344,370
Operating lease commitment	176,304	80,440	-	256,744
Total	285,058	297,948	18,108	601,114

Other than as shown above, we did not have any significant financial and capital commitments, long-term obligations, or guarantees as of March 31, 2025.

As of March 31, 2025, we were not a party to any material legal or administrative proceedings. In addition, there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

As of the date of this prospectus, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index rise by 1.0% for the years ended March 31, 2025 and 2024. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Significant Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition and; (ii) accounts receivable, net. See Note 3 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimate involves the most significant judgments used in the preparation of our financial statements.

Critical Accounting Estimates

Allowance for expected credit losses against financial assets

We assess the allowance by pooling relevant financial assets that have similar risk characteristics and evaluates receivable individually when specific assets no longer share those risk characteristics. We determine the expected credit losses based on aging data, historical collection experience, customer specific facts, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect form counterparties. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We continue to evaluate the reasonableness of the allowance policy and update it if necessary. As of March 31, 2025 and 2024, the balance of allowance for expected credit losses against financial assets were $16,469 and $2,913, respectively.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

OUR CORPORATE STRUCTURE AND HISTORY

Corporate Structure

We were incorporated on June 24, 2025, in the Cayman Islands as an exempted company with limited liability under the name TY AM Group (Holdings) Limited, primarily for the purpose of serving as the listing vehicle in connection with our proposed initial public offering. Our Group operates through a holding company structure, with our business conducted through our indirectly wholly owned Hong Kong operating subsidiary, TY Property HK Limited.

TY Property HK Limited was established in 2019 and has been the main operating entity of our Group, providing property consultancy services to developers of residential and BnB properties in Japan. In preparation for our initial public offering, we completed a corporate reorganization, which was implemented through the following steps:

(a)	Our founder, Mr. Kin Tung Tse, established Daylight Victory Investment Limited (the “Top BVI Co”), a business company incorporated in the British Virgin Islands and wholly owned by him.

(b)	The Top BVI Co established TY AM Group (Holdings) Limited (our Cayman Islands holding company).

(c)	TY AM Group (Holdings) Limited established a wholly owned intermediate BVI holding company, TY AM Investment Limited.

(d)	Mr. Tse then transferred 100% of the equity interest in TY Property HK Limited to TY AM Investment Limited.

In addition, on August 12, 2025, Daylight Victory Investment Limited, our controlling shareholder, sold and transferred an aggregate of 30,249 Ordinary Shares of our Company, i.e. approximately 2.42% of all issued shares of the Company on August 12, 2025, to several unaffiliated third-party investors in a private transaction for a total consideration of HKD9,500,000 (approximately USD1,221,095). See “Prospectus Summary- Recent Development.”

On August 12, 2025, Daylight Victory Investment Limited made a gift and transferred of an aggregate of 7,668 Ordinary Shares, i.e. approximately 0.61% of all issued shares of the Company on August 12, 2025, to Mr. Kin Tung Tse’s father-in-law (Mr. Ho Keung Kwong), mother-in-law (Ms. Fung Yee Man), sister-in-law (Ms. Wing Sze Joyce Kwong), and daughter (Ms. Cheuk Yan Tse). On August 12, 2025, Daylight Victory Investment Limited made a gift and transferred of 25,000 Ordinary Shares, i.e. approximately 2.00% of all issued shares of the Company on August 12, 2025, to Yuet King Yim, a non-affiliated third party. The transfer was conducted as non-cash consideration and did not involve issuance of any new Ordinary Shares by the Company. See “Prospectus Summary- Recent Development.”

Upon completion of the reorganization, our Group’s operating business is held through the Hong Kong Operating Subsidiary, TY Property HK Limited, which is indirectly wholly owned by TY AM Group (Holdings) Limited through TY AM Investment Limited. Following the reorganization, 94.97% of all issued shares of the Cayman holding company are held by the Top BVI Co, ultimately owned by Mr. Tse.

Mr. Kin Tung Tse was the sole beneficial owner of our Operating Subsidiaries before the reorganization. Following the completion of the reorganization and prior to the IPO, he holds 94.97% of the equity interests in our Cayman holding company through the Top BVI Co.

Chart 1 Corporate Structure Before the Reorganization

Chart 2 Corporate Structure After the Reorganization and Before this Offering2

Chart 3 Corporate Structure After this Offering

[2]	The “Other Shareholders” include Ho Keung Kwong, Fung Yee Man, Cheuk Yan Tse, Wing Sze Joyce Kwong, Yuet King Yim, Yuen Yee Cheung, Jeremy Lap Yuen Wang, Wan Cheong Chan, Shi-Yin Samantha Foo, New Field (Hong Kong) Trading Limited and Chung Ming Tsang.

INDUSTRY OVERVIEW

The information contained in this section and elsewhere in the prospectus have been derived from various official government and other publications generally believed to be reliable and the market research report prepared by Migo Corporation Limited (“MIGO”) and commissioned by TY AM Group (Holdings) Limited. All information and data presented in this section is derived from MIGO’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Economy in Japan

According to data from the International Monetary Fund (IMF), Japan’s economy in 2025 is projected to retain its position as the third-largest economy in the world by Gross Domestic Product (GDP), following the United States and China. With an estimated GDP of approximately USD5.58 trillion, Japan will continue to lead globally in advanced manufacturing, robotics, and high-tech innovation. driving growth in tourism, infrastructure, and related industries. After three decades of near-zero inflation, Japan’s economy appears poised to reach a new equilibrium, with inflation sustained at the Bank of Japan’s 2% target.

Above-inflation wage growth is anticipated to strengthen in 2025, enhancing households’ disposable income and fueling consumption. Private investment is also projected to remain robust, supported by high corporate profits and accommodative financial conditions. In addition, sustained growth in tourism and steady domestic demand will further contribute to economic expansion. These developments, coupled with Japan’s focus on innovation and structural reforms, position the nation to maintain its critical role in the global economy and solidify its leadership in key industries.

In 2024, Japan’s full-year GDP was approximately USD5.57 trillion, marking a modest 0.1% year-on-year (YoY) increase. Looking ahead, steady growth is forecasted, with GDP projected to rise from USD 5.58 trillion in 2025 to USD5.74 trillion by 2030, reflecting a moderate yet sustainable compound annual growth rate (CAGR) of 0.6%. These projections underscore Japan’s ability to navigate demographic challenges while maintaining its economic stability and innovation-driven growth. The following chart illustrates the real GDP and growth rate in Japan from 2019 to 2030 (forecast).

Source: IMF, MIGO

Overview of the Property Investment Consultation Services Market in Japan

Japan property investment consultancy services market has experienced rapid growth, fueled by a rising global interest in Japanese real estate. With Japan’s reputation for political stability, a robust economy, and a thriving tourism sector, the country has become an attractive destination for foreign investors seeking solid investment opportunities. Additionally, the country’s relatively attractive property yields and diverse investment options across major urban centers, such as Tokyo, Osaka, and Kyoto, further enhance its appeal.

Engaging Japan property investment consultant is a common industry practice, particularly for assisting overseas investors in purchasing Japanese properties. Investors from regions such as Greater China and Southeast Asia are increasingly eager to explore the Japanese property market. To meet this growing demand, specialized property consultants are essential in providing a comprehensive suite of tailored services for overseas buyers. These services include delivering real-time, accurate market insights and analyses to support informed investment decisions, guiding clients through Japan’s intricate regulatory framework—covering visa requirements, property ownership laws, and tax obligations—and facilitating direct access to high-potential properties curated by reputable Japanese developers and real estate agencies.

Source: MIGO

Exhibition and Promotion of Property Sales Overseas

Japanese property exhibitions and sales events are regularly held in major Asian cities and on online platforms, attracting numerous individuals and institutions interested in investing in Japanese real estate. At these events, investment consultants, developers, real estate agents, and financial institutions showcase popular properties, answer questions about the purchasing process, and offer participants exclusive deals and opportunities for one-on-one consultations. For those looking to seize on investment opportunities in Japanese real estate property, these exhibitions serve as a crucial channel for gathering information, comparing properties, and accessing professional services.

Key Exhibition Regions and Frequency:
Hong Kong	The core market for Japanese property exhibitions, hosting approximately 12–18 events annually. These include large-scale expos and exhibitions in hotels.

Singapore	Hosts around 8–12 events each year, targeting high-net-worth individuals and promoting residential and hostel projects.

Mainland China (Shanghai, Beijing, Guangzhou)	Holds approximately 10–15 events per year, focusing on residential, commercial properties and investment migration.

Taiwan	Organizes about 5–8 events per year, promoting residential and hostel properties in Tokyo and Osaka.

Southeast Asia (Bangkok, Kuala Lumpur, Ho Chi Minh City)	Experiencing rapid growth recently, with around 8–12 events annually, primarily catering to investors with medium to low investment budgets.

Source: MIGO

The Role of Japan Property Investment Consultancy in International Promotion

Japan property investment consultants play a vital role in facilitating networking events and personalized consultations. Besides large-scale exhibitions, they organize more intimate gatherings such as property exhibitions, private previews, and VIP receptions. These events foster deeper engagement, enabling potential buyers to inquire about details, discuss financing options, and build rapport with developers or project managers. One-on-one consultations provide tailored guidance aligned with each client’s investment goals, risk appetite, and preferences. These sessions help address concerns, clarify regulations, and simplify decision-making, ensuring clients feel understood and supported throughout their property search.

Coordinating Marketing Campaigns Targeting Foreign Investors

Effective campaigns for attracting international investors involve creating multilingual marketing materials that resonate across diverse cultures. Customizing content to suit specific markets enhances relevance and connection. Utilizing diverse channels—such as social media and local partnerships—broadens reach and amplifies visibility. Digital marketing combined with local insights allows property companies to strengthen their presence and appeal in targeted regions.

Facilitating Networking Events and One-on-One Consultations

Hosting exhibitions and private previews offers exclusive opportunities for investors to gain market insights, explore upcoming projects, and network with industry professionals. Personalized consultations further build trust by addressing individual needs and concerns, elevating the buyer’s experience. These interactions position the company as a dependable partner, strengthening client relationships and facilitating informed investment decisions.

Providing Post-Purchase Support and Property Management Solution

After purchase completed, ongoing support helps sustain positive client relationships. Recommending property management services—including rental management, maintenance, and tenant relations—maximizes returns and alleviates concerns. Offering comprehensive post-sale assistance demonstrates commitment to client satisfaction, understanding the challenges faced by international investors, and strengthening trust. This proactive approach ensures a seamless experience, encouraging repeat business and referrals.

Market Size

According to MIGO, the Japan investment property consultancy services market has demonstrated significant growth and resilience over the past decade. Its value increased from JPY280 billion in 2019, driven by heightened inbound demand, activities related to the Tokyo Olympics 2020, and a notable influx of Asian investors. The market experienced a temporary decline to JPY260 billion in 2020 due to the COVID-19 pandemic, which also accelerated the adoption of online consulting services. A robust recovery followed, with the market reaching JPY300 billion in 2021 as urban investment demand rebounded, and further expanding to JPY315 billion in 2022 supported by the return of foreign investors and the emergence of real estate crowdfunding. By 2023, the market slightly decreased to JPY300 billion due to a weaker yen and interest rate risks.

The upward trend continued into 2024, with the market reaching JPY320 billion and beyond. Investment demand in major cities like Tokyo and Osaka increased, spurred by new tax-free savings schemes and liberalized asset management options. The diversification of consulting needs driven by PropTech innovations, growing interest in regional city investments, and the anticipated full recovery of inbound tourism and revitalization projects in commercial facilities are expected to further propel the market, with an estimated value of JPY331 billion by 2030. Large-scale events such as the Integrated Resorts (IR) and Osaka Expo 2025 are anticipated to boost demand from Asian investors. The following chart illustrates the forecasted of the Japan investment property consultancy market from 2019 to 2030 (forecast).

Source: MIGO

Market Drivers

Advantages of Japanese Real Estate

Japanese real estate offers numerous benefits, including robust ownership protection through fee simple ownership, which poses no disadvantages for non-residents. The transaction process is transparent and governed by well-established regulations, with property registration managed by the Legal Affairs Bureau and transactions conducted by certified licensed agents. Additionally, fees are clear and standardized. Japan is also renowned for its highly advanced construction standards. Building codes were established in 1950, and government approval is required for all construction projects. The country enforces strict earthquake-resistance standards, first introduced in 1920 and updated in 1981. Moreover, Japan’s strong economic standing — the third-largest GDP globally, the 10th largest population, and a stable international currency (JPY) — further enhances its real estate appeal.

Freehold Ownership

The most prevalent form of real estate ownership in Japan is freehold ownership (fee simple), which provides absolute and perpetual ownership. In Japan, land and buildings are treated as separate entities, resulting in two distinct types of ownership: ownership of the land and ownership of the building. Unlike in some other countries, Japanese real estate regulations do not differentiate between domestic and foreign owners. Non-residents enjoy equal rights and face no regulatory barriers when purchasing property in Japan.

Tourism and Hospitality Growth

Despite global challenges, according to the Japan Tourism Agency, Japan’s tourism and hospitality sector is booming, with 36.87 million international visitors in 2024 surpassing pre-pandemic levels, driven by cherry blossom season, Expo 2025 in Osaka, and a weak yen boosting spending power. The Japanese government is tackling over tourism with regional dispersal strategies, tech-driven crowd management, and new policies like the upcoming Japan Electronic Travel Authorization (JESTA), while the hospitality industry expands with luxury hotel openings and sustainable tourism initiatives. As Japan aims for 60 million annual visitors by 2030 is projected to grow at a CAGR of approximately 13.3% from 2023, it seeks to balance economic growth with preserving cultural and environmental integrity. The following chart illustrates the number of tourists visiting Japan from 2019 to 2030 (forecast).

Source: JTA, MIGO

Diversity of tourism nationality

According to JTA, hostel accommodation operators are required to submit periodic reports to prefectural governors every two months, detailing the number of occupied days for registered residences. The JTA compiles and summarizes these lodging results. As of January 31, 2025, there were 29,636 registered residences. By March 14, 2025, operators had submitted 23,672 reports, resulting in a reporting rate of 79.9%. The Japan hostel market has experienced explosive growth, with total overnight stays reaching 378,001 nights, reflecting a 157.9% YoY increase. Registered hostel achieved an average occupancy of 16.0 days.

Total guest arrivals reached 417,662 visitors, a 157.6% YoY increase, with an average of 17.6 guests per registered hostel. Japanese nationals totaled 159,534 (38.2% of all guests), growing 118.0% compared to the same period last year, while foreign guests numbered 258,128 (61.8%), rising 198.9% YoY. Among foreign guests, the top five nationalities were China, South Korea, United States, Taiwan, and Australia, collectively accounting for 58.4% of foreign visitors. By region, East Asia dominated with 47.4% of total guests (up from 36.5% last year), followed by Southeast Asia at 19.4% and North America at 11.8%, highlighting a strong recovery in international travel, particularly from East Asia. The following chart illustrates the breakdown of foreign guests by nationality in 2025.

*As of March 14, 2025

Source: JTA, MIGO

Competitive Landscape

Emergence of one-stop consultancy service provision

In Japan, corporations and individual clients are increasingly seeking property investment consultation services to meet evolving house and investment demands. A growing number of firms are turning to one-stop, integrated property investment consultation services. These services focus on stakeholder engagement to assist companies in building sustainable, scalable production systems, managing carbon footprints, auditing environmental impact, overseeing employee management, mitigating supply chain risks, liaising with institutional investors, and formulating effective property investment consultation strategies.

According to Migo, the property investment consultation services market in Japan is becoming increasingly competitive, driven by regulatory reforms, advancements in housing app technologies, and the rising demand for investment-suitable developments in terms of scale and configuration. The consultation services industry not only faces traditional competitors, such as local real estate agencies and established property developers, but also emerging competitors, including consulting companies and internet platforms. These emerging competitors often possess stronger innovation capabilities, more flexible business models, lower operating costs, and superior customer experiences, which have created significant impacts and challenges for the investment services industry. Despite the heightened competition, major local firms such as Mitsui Fudosan Realty, Sumitomo Realty & Development, Daiwa House Group, Tokyu Livable, and Nomura Real Estate continue to dominate the industry.

Entry Barriers

Cultural and Language Barriers

Foreign investors often face challenges navigating Japan’s property investment consultation services market due to cultural differences and language barriers. Consultants who can effectively bridge these gaps are highly valued but must invest in multilingual staff and culturally sensitive practices.

Brand reputation

Access to local single-owned corporations and landlords is critical for hostel property investment consultancy services, as it demands a strong brand reputation and effective execution. Established consultants with a proven track record of successful project delivery and extensive experience have likely already built their reputation and market presence, making it challenging for new entrants to compete. Leading market players benefit from well-established reputations and effective marketing channels, which make them more appealing to new clients while ensuring the retention of existing ones. In contrast, new entrants must invest significant time and resources to build credibility and acquire clients in this competitive sector. As a result, established market participants hold a clear advantage in expanding their business networks and attracting new clients, making them more competitive in the rapidly growing hostel property investment consultancy market.

Industry Expertise

Providing property investment consultation services in Japan requires deep industry knowledge, including an understanding of regulatory requirements, local market dynamics, and tenant-specific needs. Experienced professionals who can navigate evolving market conditions and deliver professional property investment services are essential assets. Leading market participants often offer competitive remuneration packages and career opportunities, enabling them to attract and retain top talent, further solidifying their market position.

Comprehensive Services

Clients increasingly prefer hostel property investment consultants who provide comprehensive, integrated services. By offering one-stop solutions for property acquisition, investment strategy, leasing, and portfolio management, consultants can better address client needs and secure long-term relationships. Additionally, there is a growing expectation for high-quality services that align with stringent regulatory standards and evolving customer requirements.

Investors are increasingly incorporating property investment consulting into their decision-making processes to assess material risks and identify expansion opportunities. This demand is fueled by investor needs as well as requirements from multinational corporations and real estate funds. The Japanese property investment consulting market is both highly fragmented and competitive, with a significant number of participants due to relatively low entry barriers and growing demand. However, identifying leading market players remains challenging without access to sufficient market data. Given excellent experience and strong client base will help to capture opportunities in Japan hostel property consultation industry as well as to expand the business line.

BUSINESS

Overview

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability on June 24, 2025. As a holding company, we, through our indirectly wholly-owned Operating Entity, TY Property HK Limited (“TY”), are a service provider that provides property consultancy services to facilitate the sale of property units in Japan by our customers to their end buyers. Our business focuses on facilitating the sale of property units in Japan by offering customized marketing support, buyer sourcing, and support in sale negotiation. We do not own or sell any real estate ourselves, nor do we act as a broker. Instead, we provide professional consultancy to assist our customers—primarily property developers and real estate agencies—in connecting with end buyers, many of whom are overseas investors. Headquartered in Hong Kong, we have established a strong operational presence in key Japanese markets, particularly in Niseko and Osaka.

Our value proposition lies in the depth of our understanding of Japanese real estate dynamics and our ability to deliver integrated marketing campaigns tailored to each project. Our service offerings cover the full marketing lifecycle, from campaign design and material production to on-site promotions, buyer referrals, and support throughout the transaction process.

Our Corporate History and Structure

We were incorporated on June 24, 2025, in the Cayman Islands as an exempted company with limited liability under the name TY AM Group (Holdings) Limited, primarily for the purpose of serving as the listing vehicle in connection with our proposed initial public offering. Our Group operates through a holding company structure, with our business conducted through our indirectly wholly owned Hong Kong operating subsidiary, TY Property HK Limited. Upon incorporation, on June 24, 2025, we issued one ordinary share to AGS Nominees 1 Limited. On the same day, AGS transferred this one Ordinary Share to Daylight Victory Investment Limited, a company wholly owned by our chairman of the board of directors, Mr. Tse. Subsequently, on July 22, 2025, we issued an additional 1,249,999 Ordinary Shares to Daylight Victory Investment Limited for a total consideration of US$124.9999, or US$0.0001 per share.

TY Property HK Limited was established in 2019 and has been the main operating entity of our Group, providing property consultancy services to property developers and real estate agencies. In preparation for our initial public offering, we completed a corporate reorganization, which was implemented through the following steps:

(a)	Our founder, Mr. Kin Tung Tse, established Daylight Victory Investment Limited (the “Top BVI Co”), a business company incorporated in the British Virgin Islands and wholly owned by him.

(b)	The Top BVI Co established TY AM Group (Holdings) Limited (our Cayman Islands holding company).

(c)	TY AM Group (Holdings) Limited established a wholly owned intermediate BVI holding company, TY AM Investment Limited.

(d)	Mr. Tse then transferred 100% of the equity interest in TY Property HK Limited to TY AM Investment Limited.

In addition, on August 12, 2025, Daylight Victory Investment Limited, our controlling shareholder, sold and transferred an aggregate of 30,249 Ordinary Shares of our Company, i.e. approximately 2.42% of all issued shares of the Company on August 12, 2025, to several unaffiliated third-party investors in a private transaction for a total consideration of HKD9,500,000 (approximately USD1,221,095). See “Prospectus Summary- Recent Development.”

On August 12, 2025, Daylight Victory Investment Limited made a gift and transferred of an aggregate of 7,668 Ordinary Shares, i.e. approximately 0.61% of all issued shares of the Company on August 12, 2025, to Mr. Kin Tung Tse’s father-in-law (Mr. Ho Keung Kwong), mother-in-law (Ms. Fung Yee Man), sister-in-law (Ms. Wing Sze Joyce Kwong), and daughter (Ms. Cheuk Yan Tse). On August 12, 2025, Daylight Victory Investment Limited made a gift and transferred of 25,000 Ordinary Shares, i.e. approximately 2.00% of all issued shares of the Company on August 12, 2025, to Yuet King Yim, a non-affiliated third party. The transfer was conducted as non-cash consideration and did not involve issuance of any new Ordinary Shares by the Company. See “Prospectus Summary- Recent Development.”

Upon completion of the reorganization, our Group’s operating business is held through the Hong Kong Operating Subsidiary, TY Property HK Limited, which is indirectly wholly owned by TY AM Group (Holdings) Limited through TY AM Investment Limited. Following the reorganization, 94.97% of all issued shares of the Cayman holding company are held by the Top BVI Co, ultimately owned by Mr. Tse.

Mr. Kin Tung Tse was the sole beneficial owners of our Operating Subsidiaries before the reorganization. Following the completion of the reorganization and prior to the IPO, he holds 94.97% of the equity interests in our Cayman holding company through the Top BVI Co.

Chart 1 Corporate Structure Before the Reorganization

Chart 2 Corporate Structure After the Reorganization and Before this Offering3

Our Services

We provide a comprehensive suite of real estate consultancy services to support our customers—primarily property developers and real estate agencies—in marketing and facilitating the sale of residential and BnB property units located in Japan. Our service offerings cover the full marketing and sales lifecycle, from early project planning and positioning to support sale negotiation. We focus on outbound investor targeting and customized campaign execution, leveraging our deep industry knowledge and extensive buyer network to generate leads and convert them into completed transactions. The services we offer include the following:

[3]	The “Other Shareholders” include Ho Keung Kwong, Fung Yee Man, Cheuk Yan Tse, Wing Sze Joyce Kwong, Yuet King Yim, Yuen Yee Cheung, Jeremy Lap Yuen Wang, Wan Cheong Chan, Shi-Yin Samantha Foo, New Field (Hong Kong) Trading Limited and Chung Ming Tsang.

Strategic Marketing Consulting

We work closely with our developer clients to understand the unique selling points of each project and formulate a tailored marketing campaign. This process typically begins with an internal analysis of the property’s features and potential investor appeal, followed by planning sessions to determine optimal pricing strategies, promotional channels, and communication tactics. On average, our campaign planning takes approximately one month prior to launch. We then roll out advertisements across various media platforms, including online channels, newspapers, and Mass Transit Railway (MTR) ads, to attract qualified leads. Once initial interest is generated, we continuously monitor lead feedback and conversion rates. If early indicators suggest strong buying incentives and favorable market reaction, we escalate promotional efforts by organizing hotel-based events. These events—planned over a three-week timeline—serve as high-impact touchpoints for direct buyer engagement and have proven effective in accelerating decision-making.

Creative Design & Branding

We develop a full suite of promotional materials—including project brochures, digital media content, floor plan illustrations, and promotional videos. These materials are designed to clearly communicate each property’s value proposition and comply with relevant advertising laws in the jurisdictions where they are distributed. All design and promotional efforts are performed by our in-house marketing team.

Lead Generation & Buyer Referrals

We leverage our extensive network of investor contacts, agencies, and past clients to identify and refer qualified potential buyers including individual investors mainly from Hong Kong, Singapore, Thailand, US. Our team initiates direct outreach, organizes one-on-one client sessions, and maintains long-term investor relationships to facilitate repeat transactions.

On-the-Ground Promotion

We coordinate and host property exhibitions, roadshows, and seminars at hotels and other venues across key investor hubs including Hong Kong, Singapore, Thailand, and Malaysia. These events serve as a primary platform for showcasing our customers’ properties and facilitating face-to-face engagement with prospective buyers. On average, we host approximately 25 events per year, each yielding about 5 to 10 completed deals. Our services include venue coordination, event logistics, marketing material preparation, and presentation delivery to ensure a professional and high-impact promotional experience.

We typically enter into fixed-fee contracts with customers, with consideration tied to the number of preliminary sale and purchase agreement executed. Contracts are not subject to discounts or rebates. Our involvement typically concludes upon the signing of the reservation form by the buyers. We do not provide after-sales follow-up services, and no post-sale responsibility is retained once the initial reservation is secured.

Market Opportunity

Japan’s real estate market has seen a resurgence in institutional interest in recent years, with global investors acquiring large-scale assets and development portfolios. Key drivers include cherry blossom season, Expo 2025 in Osaka, and a weak yen boosting spending power, all of which are expected to significantly boost tourism and property demand. The Japanese government is tackling over tourism with regional dispersal strategies, tech-driven crowd management, and new policies like the upcoming Japan Electronic Travel Authorization (JESTA), while the hospitality industry expands with luxury hotel openings and sustainable tourism initiatives. As Japan aims for 60 million annual visitors by 2030 is projected to grow at a CAGR of approximately 13.3% from 2023, it seeks to balance economic growth with preserving cultural and environmental integrity.

According to Migo, the Japan’s private lodging market is projected to grow at a CAGR of approximately 8%, reaching JPY650 billion by 2030. This growth will be driven by the government’s Visit Japan 2030 initiative, which aims to attract 60 million international tourists. Large-scale events, such as Integrated Resorts (IR) and the Osaka Expo 2025, are expected to further boost demand for long-term lodging. For further information regarding the industry in which we operate, please see “Industry Overview.”

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

Extensive Industry Experience

With over 6 years of experience in real estate consulting, we have developed a deep understanding of buyer behavior, market dynamics, and needs of property developers. Our expertise enables us to provide tailored solutions to our clients and support them throughout the project marketing and sales cycle.

Strong Network of Property Agencies and Buyer Connections

Over the years of operation, we have developed a robust network of overseas investors. This network provides our clients with access to motivated and well-informed buyers seeking investment opportunities in Japan, accelerating sales cycles and increasing conversion rates.

Targeted Geographic Focus

Our exclusive focus on the Japanese real estate market enables us to build specialized market knowledge, local insights, and relationships that differentiate us from broader real estate service providers. We understand regional buyer preferences, local regulations, and development trends in key markets such as Niseko and Osaka.

High-Quality, Customized Marketing

We deliver professional, tailored marketing strategies that enable developers to position and promote their properties more effectively in a competitive market.

Proven Buyer Engagement

We organize frequent hotel-based seminars and promotional events, which serve as key platforms to showcase our clients’ developments and attract prospective buyers. These events have helped drive meaningful buyer interest and support successful project launches.

Integrated, End-to-End Service Model

We offer a full suite of marketing and sales facilitation services, covering everything from campaign planning and design to investor targeting and transaction support. Our vertically integrated service model allows us to provide tailored solutions that improve marketing efficiency and enhance customer experience.

Comprehensive Buyer Support and Negotiation Assistance

Our services extend beyond marketing—we also assist in guiding potential buyers through the purchasing process. This includes presenting the features of our clients’ developments, explaining transaction procedures, and supporting decision-making discussions to facilitate conversions.

Experienced and Visionary Leadership

Our business is led by founders with extensive experience in real estate development, marketing, and investor engagement. The leadership team’s close involvement in day-to-day operations ensures responsive decision-making and a consistent strategic vision as we expand.

Our Growth Strategies

We are focused on driving sustainable growth by expanding our customer base, enhancing our service offerings, increasing brand visibility, and strengthening operational capacity. As demand for short-term rental investments in Japan continues to grow among overseas buyers, we believe we are well positioned to scale through the following strategic initiatives:

Expanding Customer Base

We aim to grow our customer base by targeting new property developers and real estate investment groups that are actively seeking to market their Bed and Breakfast (“BnB”) and residential developments in Japan. We intend to focus particularly on developers looking to access international capital and buyer pools, leveraging our cross-border marketing capabilities and established investor networks.

Growing Our International Investor Network

We will continue building our database of overseas investors from markets such as Hong Kong, Singapore, Thailand, Malaysia, and the United States. By nurturing relationships through ongoing communication, event engagement, and referral channels, we aim to increase repeat buyer activity and build a loyal investor community focused on Japanese property.

Enhancing and Differentiate Our Service Offerings

We plan to introduce new value-added services to differentiate our consultancy model and drive client retention. These may include expanded project analytics, customized market reports, investment profiling, and digital marketing campaign tracking.

Increasing Brand Visibility

We will expand our on-the-ground event presence by increasing the number and scale of property exhibitions and investor seminars in key markets. Additionally, we plan to invest further in digital marketing infrastructure, including social media, Customer Relationship Management (“CRM”) systems, and lead generation tools, to strengthen both brand awareness and buyer conversion.

Strengthening Internal Capabilities

As we scale, we intend to enhance our internal capacity by hiring experienced professionals across marketing, client services, and project management. We will also continue to refine our internal systems and workflows to improve project execution speed, service consistency, and data-driven decision-making.

Competition

In Japan, corporations and individual clients are increasingly seeking property investment consultation services to meet evolving house and investment demands. A growing number of firms are turning to one-stop, integrated property investment consultation services. These services focus on stakeholder engagement to assist companies in building sustainable, scalable production systems, managing carbon footprints, auditing environmental impact, overseeing employee management, mitigating supply chain risks, liaising with institutional investors, and formulating effective property investment consultation strategies.

According to Migo, the property investment consultation services market in Japan is becoming increasingly competitive, driven by regulatory reforms, advancements in housing app technologies, and the rising demand for investment-suitable developments in terms of scale and configuration. The consultation services industry not only faces traditional competitors, such as local real estate agencies and established property developers, but also emerging competitors, including consulting companies and internet platforms.

Additionally, the Japanese real estate industry is dominated by major players such as Mitsui Fudosan Realty, Sumitomo Realty & Development, Daiwa House Group, Tokyu Livable, and Nomura Real Estate. These firms primarily focus on high-end, long-term residential developments intended for local Japanese residents. In contrast, we differentiate ourselves by focusing on a niche yet growing segment of the market—BnB developments designed for short-term rentals. Our core challenge lies in educating international investors on this new category of property investment, which differs significantly from traditional long-term rental housing. As BnB developments represent a newer and less familiar investment vehicle, especially for overseas buyers, our team invests substantial effort in building awareness, showcasing the value proposition, and guiding prospective investors through the unique operational and regulatory aspects of short-term rental properties in Japan.

Operation

We operate a streamlined, project-based business model focused on delivering customized marketing and sales facilitation services for Japanese residential and BnB property developments. Our operations encompass marketing planning, campaign execution, investor servicing, and internal coordination, all aimed at supporting the sale of Japanese real estate to overseas buyers. The typical operational workflow proceeds as follows:

●	Client Appointment. A developer or affiliated property owner engages us to assist with the sale of their project. Upon appointment, we begin our due diligence and campaign planning.

●	Project Analysis & Strategy Design. Our internal team studies the project’s unique selling points and target investor profile, then designs a tailored marketing strategy. This strategy defines the messaging, channels, geographic focus, and promotional tactics.

●	Dual-Channel Execution: B2C and B2B Approaches. Based on the nature of the project and investor targets, we pursue two parallel marketing tracks:

o	B2C (Business-to-Consumer): We launch media campaigns to generate direct leads, primarily via digital and print advertising. If initial market response is strong, we organize a hotel-based promotional event in Hong Kong to further engage interested buyers.

o	B2B (Business-to-Business): We activate our network of international property agencies—including names such as Savills and CBRE—to promote the project to their client base. We also coordinate hotel events in key overseas investor hubs, including Singapore, Thailand, and Malaysia.

●	Buyer Negotiation & Conversion. Leads from both B2C and B2B channels are directed into buyer consultations. Our team supports the negotiation process by presenting project details, clarifying procedures, and addressing investor concerns.

●	Deal Confirmation. Once the buyer signs the reservation form, our responsibility for the transaction concludes. The client (developer) then pays us the agreed-upon consultation fee based on the number of units successfully converted.

Chart 3 Operation Flow Chart

Customers

We currently derive revenue from a small number of customers. In the fiscal year ended March 31, 2025, we generated revenue from two major customers: TY Property Japan Limited and Deluxe Property Development Limited, which accounted for 65.2% and 34.8% of total revenue, respectively. All of our current customers are considered related parties and we have entered into written service agreements with all related parties customers. While this structure has allowed for streamlined operations and consistent business volume, we recognize that future growth will depend on our ability to broaden our customer base and diversify sources of revenue.

We earn revenue by charging a fixed fee per unit successfully sold by our clients, with revenue recognized upon the execution of preliminary sale and purchase agreements. Although the terms of the contracts may vary, the material terms that are generally contained are set out below:

Scope of work	The contracts normally set out the scope of services to be carried out by us and other project specifications or requirements, typically including, but not limited to, consultancy services to facilitate the sale of residential units to end customers, developing marketing campaigns and strategies tailored to the sale of individual units of the property, and sourcing prospective buyers and facilitating negotiations for the sale of units of the property.

Contract sum	Depending on our negotiations with customers, the contract usually is based on a fixed service fee per number of preliminary sale and purchase agreement executed with our facilitation.

Payment terms	In general, all payments due to us are made in full and without delay upon the execution of each preliminary sale and purchase agreement. No credit terms or deferral arrangement shall be permitted under any circumstances.

Termination	In general, either party may terminate the contract by giving 30 days’ written notice to the other party.

Post-sale Responsibility	Upon execution of each preliminary sale and purchase agreement, we shall bear no further responsibility in respect of the customer or the sold property.

Employees

As of March 31, 2025, we employed a total of seven full-time employees. The following table sets forth a breakdown of our employees by function. We consider our relationship with our employees to be stable, and we have not experienced any significant labor disputes or turnover that has disrupted operations.

Functional Area	Number of Employees
Management	1
Accounts	1
Administrative	1
Sales and Marketing	2
Japan project and business development	2
Total	7

Suppliers

We do not engage in any manufacturing or procurement of raw materials and therefore do not rely on any suppliers in our business operations. All marketing, promotional, and consulting services are provided in-house by our team. As a result, we do not maintain supplier relationships, nor do we incur costs associated with materials sourcing or supply chain management. Our service model allows us to retain full control over project quality, execution timelines, and cost structure, while minimizing dependencies on third-party vendors.

Sales and Marketing

Our sales and marketing efforts are centered on helping our customers—primarily property developers and their affiliates—promote and sell Japanese real estate to overseas buyers. While we do not sell property ourselves, we play an active role in designing and executing campaigns that connect developers with prospective investors. We do not use an independent sales agent, and all marketing and sales functions are performed by our internal team. We have adopted a multi-channel, project-based approach to sales and marketing that includes the following components:

Property Exhibitions and Seminars. We organize and participate in approximately 25 real estate promotional events each year, hosted in high-traffic venues such as hotels and shopping malls across major investor markets, including Hong Kong, Singapore, Thailand, and Malaysia. These exhibitions and seminars provide a direct platform for our customers to present their projects to potential buyers through presentations, Q&A sessions, and promotional material distribution. We manage end-to-end logistics, content preparation, and on-site engagement to ensure professional event execution and high-impact results.

Digital Marketing and Online Campaigns. Our digital marketing strategy leverages both online and offline platforms to generate investor interest and lead traffic. We conduct ongoing campaigns across Facebook and Instagram, and run advertisements in major newspapers such as Headline Daily, Ming Pao, Sing Tao, The Standard, and Hong Kong Economic Times (HKET). In addition, we utilize high-visibility placements in the MTR transit system to further boost reach. Collectively, these efforts generate approximately 8,000 buyer leads annually, which are funneled into in-person events or direct consultation sessions for conversion.

Tailored Project Marketing. Each project is supported by a dedicated campaign strategy tailored to its location, price point, and buyer profile. This may include bilingual brochures, promotional videos, project mini-sites, and media buys. Our in-house marketing team coordinates closely with customers to ensure consistency in messaging and branding across materials and platforms. Our ability to deliver customized marketing support and maintain deep engagement with overseas buyers has contributed significantly to our repeat business and sustained demand from affiliated developers.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Insurance

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus, we have maintained the key insurance policies in relation to employees’ compensation and office insurance for our employees that include work injury under the regulatory requirements in Hong Kong. As of the date of this prospectus, we had not made any material claims on insurance.

Licenses, Permits and Approvals

As of the date of this prospectus, our Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. We believe we are not in violation of any of the laws and regulations listed applicable to our operations in Hong Kong. However, complying with applicable legal and regulatory requirements can be highly technical and subject to varying interpretations. We may, from time to time, become aware of instances where our products and services have not fully complied with requirements under applicable laws and regulations. When we become aware of such an instance, whether as a result of our compliance reviews, regulatory inquiry, consumer complaint or otherwise, we generally conduct a review of the activity in question and determine how to address it, such as modifying the product, providing refunds or taking other remedial actions.

Intellectual Property

Patents and Copyright

As of the date of this prospectus, we do not currently own any patents or copyrights.

Trademarks

As of the date of this prospectus, we have registered the following trademarks. In addition, TY AM Investment Limited , another wholly-owned subsidiary of TY Holdings has made applications for the same trademarks below in other jurisdictions.

Trademark	Registration Number	Place of Registration	Name of Applicant	Class	Date of Registration	Expiry Date
	304434868	Hong Kong	TY Property HK Limited (東日日本物業顧問香港有限公司)	36	February 14, 2018	February 13, 2028
	N/134679	Macau	TY Property HK Limited (東日日本物業顧問香港有限公司)	36	August 6, 2018	August 6, 2032
	6097847	Japan	TY Property HK Limited (東日日本物業顧問香港有限公司)	36	November 16, 2018	November 16, 2028
	1984831	Taiwan	TY Property HK Limited (東日日本物業顧問香港有限公司)	36	May 1, 2019	April 30, 2029

Trademark	Registration Number/Serial Number	Place of Application	Name of Applicant	Class	Filing Date	Status
	40202519482Y	Singapore	TY Property HK Limited (東日日本物業顧問香港有限公司)	36	April 8, 2025	Pending (Under Examination)
	306981779	Hong Kong	TY Property HK Limited (東日日本物業顧問香港有限公司)	36	July 31, 2025	Pending (Under Examination)
	99325341	US	TY Property HK Limited (東日日本物業顧問香港有限公司	36	August 7, 2025	Awaiting Examination

As of the date of this prospectus, we have registered the following domain name:

Domain Name	Registered Owner	Registration Date	Expiry Date
http://www.tyamgroup.com	TY Property HK Ltd.	07/17/2025	07/16/2026

Properties

As of the date of this prospectus, we lease two office properties in Hong Kong for our administrative and operational functions. We do not own any real estate assets. The following table sets forth details of our leased properties:

Location	Term of lease	Usage	Size
Flat 5, 10/F, Comweb Plaza, Hong Kong	2 years and 14 days (Jun 1, 2024 – Jun 14, 2026)	Office	933 sq. ft.
Unit at The Gateway, Harbour City, Hong Kong	2 years (Oct 2, 2024 – Oct 1, 2026)	Office Headquarters	2,422 sq. ft.

We believe our existing facilities are adequate for our current operations. We will continue to evaluate our space requirements as our business grows and may seek additional space if needed.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended March 31, 2025 and 2024 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

REGULATIONS

The section sets forth a summary of the material laws and regulations applicable to our business operations in Hong Kong and Japan.

LAWS AND REGULATIONS RELATING TO OUR BUSINESS IN HONG KONG

Laws and Regulations relating to Estate Agent

Estate Agents Ordinance (Chapter 511 of the Laws of Hong Kong), which came into full effect in Hong Kong on August 8, 1997, regulates estate agency activities and requires individuals and entities engaging in estate agency work to be licensed by the Estate Agents Authority. This ordinance sets out licensing requirements, codes of conduct and compliance obligations, including but not limited to the use of prescribed forms and disclosure standards. Non-compliance may result in disciplinary action, fines or suspension or revocation of licenses.

Estate Agents (Exemption from Licensing) Order (Chapter 511B of the Laws of Hong Kong), which came into full effect in Hong Kong on November 19, 1998, provides an exemption that a person who exercise or carry on or advertise, notify or state that he exercises or carries on, or is willing to exercise or carry on, the business of doing estate agency work as an estate agent; or act as an estate agent; or in any way hold himself out to the public as being ready to undertake, whether or not for payment or other remuneration (whether monetary or otherwise), estate agency work as an estate agent; or be or act as a salesperson for any licensed estate agent; or hold himself out to the public as being a salesperson; or accept employment or an appointment as a salesperson from, or act as a salesperson for, any other person who is required by Estate Agents Ordinance to hold, but is not the holder of, an estate agent’s licence, shall be exempted from the requirement for obtaining an estate agent’s licence or a salesperson’s licence if he does so exclusively in relation to properties outside Hong Kong; and states in all his letters, accounts, receipts, pamphlets, brochures and other documents and in any advertisement that he is not licensed to deal with any property situated in Hong Kong.

As the property consultancy services provided by TYHK are exclusively in relation to properties in Japan, and it states in its letters, accounts, receipts, pamphlets, brochures and other documents and in any advertisement that it is not licensed to deal with any property situated in Hong Kong, TYHK is exempted, under the Estate Agents (Exemption from Licensing) Order, from the requirement for obtaining an estate agent’s licence or a salesperson’s licence under the Estate Agents Ordinance.

Laws and Regulations relating to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”), which came into full effect in Hong Kong on February 6, 1959, requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which came into full effect in Hong Kong on August 1, 1996, aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

(a) Principle 1 – purpose and manner of collection of personal data;

(b) Principle 2 – accuracy and duration of retention of personal data;

(c) Principle 3 – use of personal data;

(d) Principle 4 – security of personal data;

(e) Principle 5 – information to be generally available; and

(f) Principle 6 – access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

(g) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

(h) if the data user holds such data, to be supplied with a copy of such data; and

(i) the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on April 1, 1981, aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Laws and Regulations relating to Supply of Services

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSITO”), which came into full effect in Hong Kong on October 21, 1994, stipulates that in a contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SSITO provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SSITO also provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SSITO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SSITO,” it may (subject to that an express term does not negative a term implied by SSITO unless inconsistent with it and the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Laws and Regulations relating to Exemption Clauses in a Contract

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which came into full effect in Hong Kong on December 1, 1990, aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Laws and Regulations relating to Intellectual Properties Rights

Trademarks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on April 4, 2003, provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trademark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trademark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong), which came into full effect in Hong Kong on June 27, 1997, provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Patents (Amendment) Ordinance 2016, which came into full effect in Hong Kong on December 19, 2019, provides a new framework for a new patent system - an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”), which came into full effect in Hong Kong on July 13, 2001, provides comprehensive protection for recognized categories of work including artistic work. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner as it may constitute primary infringement. The Copyright Ordinance provides that a person may also incur liability for secondary infringement if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015, prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Laws and regulations relating to Employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2025, the statutory minimum hourly wage rate is HK$42.1 (approximately US$5.3). Failure to comply with the MWO constitutes an offence under the EO.

Pursuant to Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”), which came into full effect in Hong Kong on May 23, 1997, employer must, as far as reasonably practicable, ensure the safety and health of employees at work by:

(a) providing and maintaining plant and work systems that are, so far as reasonably practicable, safe and without risks to health;

(b) making arrangement for ensuring, so far as reasonably practicable, safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

(c) providing all necessary information, instruction, training and supervision to employee as may be necessary to ensure, so far as reasonably practicable, safety and health;

(d) providing and maintaining the workplace, and safe access to and egress from the workplace that are, so far as reasonably practicable, safe and without risks to health; and

(e) providing and maintaining work environment that is, so far as reasonably practicable, safe and without risks to health.

Under section 6 of the OSHO, failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a maximum fine of HK$10,000,000 and to imprisonment for two years. The Commissioner for Labor may also issue improvement notices against non-compliance of the Occupational Safety and Health Ordinance, or suspension notices against activity of workplace which may create imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a maximum fine of HK$400,000 and HK$1,000,000 respectively and imprisonment of up to 12 months.

Pursuant to Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong), which came into full effect in Hong Kong on April 1, 1960, there is a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Kin Tung Tse	56	Chief Executive Officer and Chairman of the Board
Kwun Sing Keith Wong	32	General Manager
Kwun Lik Chan	52	Chief Financial Officer
Kit Man Fong	52	Chief Operating Officer
[●]	[●]	Independent Director Nominee (1)
[●]	[●]	Independent Director Nominee (1)
[●]	[●]	Independent Director Nominee (1)

(1)	The nominee of independent director will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Kin Tung Tse. Mr. Kin Tung Tse founded TY in 2019. He has served as Chairman of the Board and Chief Executive Officer of TY since 2019, responsible for the overall management, strategic development, and international expansion of TY Prior to founding TY, Mr. Tse worked in the garment industry before transitioning into property investment and marketing consultancy. He has over ten years of experience in providing marketing consultancy services to Japanese property developers.

Kwun Sing Keith Wong. Mr. Kwun Sing Keith Wong has served as the General Manager of TY since April 2025 and has been with the TY Group since 2016. He began his career as a Marketing Executive, where he played a key role in sourcing overseas projects and preparing essential marketing materials. Mr. Wong later transitioned to the Projects Department, successfully negotiating partnerships and hosting numerous seminars, ultimately handling all property cases. He has also contributed to the strategic planning of TY’s business activity and built a robust B2B agency network. In his current role, he assists the CEO in executing corporate strategies across various operational and strategic initiatives. Mr. Wong holds a Bachelor Degree of Business Administration from University of Essex (UK).

Kwun Lik Chan. Mr. Kwun Lik Chan has served as the Chief Financial Officer of TY since July 2025. Prior to joining TY, Mr. Chan has served as a director at JMD Corporate Services Limited since January 2022, where he provided corporate finance, tax advisory and compliance services. He previously held senior financial roles at Sonica Development Company Limited from July 2019 to present, Crystal Group from May 2018 to June 2019 and South Ocean Group from Dec 2015 to May 2017. Earlier in his career, he worked in tax department at PwC from Aug 1997 to July 2001 and then held regional finance positions in fashion and trading companies from Mar 2009to Dec 2015. Mr. Chan holds a B.A. in Accountancy from The Hong Kong Polytechnic University and is a member of ACCA.

Kit Man Fong. Ms. Kit Man Fong has served as the Chief Operating Officer of TY since April 2025. She started working for Mr. Kin Tung Tse (current Chairman & CEO of TY Group) in 1996 and has played a key role in managing transactions, coordinating across various departments, and ensuring the operational execution of company projects. Previously, she worked as Assistant to the Director and has made significant contributions to Mr. Tse’s ventures. Ms. Fong possesses deep knowledge and experience of the TY’s internal operations, ensuring that all transactions are executed in order.

Family Relationships

None of the members of our board of directors, or of our board of executive officers, have any family relationships with each other, or with any other members of our senior management, as defined in Item 401 of Regulation S-K.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors will consist of four directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [●], [●] and [●]. [●] will be the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [●] as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [●], [●] and [●]. [●] will be the chairperson of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [●], [●] and [●]. [●] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others, a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director, a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. Our directors also owe to our company a duty to act with skill, care and diligence. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended Memorandum and Articles. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be authorized in advance provided that there is full disclosure by the directors. This can be done by way of permission granted in our Memorandum and Articles.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of our company.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any, but no such term shall be implied in the absence of express provision. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes an arrangement or composition with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of the Memorandum and Articles.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We will enter into employment agreements with each of our executive officers. The term of such appointment shall commence from the closing date of this offering and shall continue until the executive officer’s successor is duly elected or appointed and qualified or until the executive officer’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the employment agreements, the Company’s then current articles of association, or any applicable laws, rules, or regulations, which shall constitute the expiration date. In the event that the executive officer’s successor has not been duly elected or appointed as of the expiration date, the executive officer agrees to continue to serve thereunder until such successor has been duly elected or appointed and qualified.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female director out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended March 31, 2025 and 2024, we paid an aggregate compensation of HK$1,202,462 (approximately US$154,000) and HK$1,065,821 (approximately US$138,000) respectively, to our three executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025 and 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, Directors, Director nominees and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, Directors, Director nominees or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the Representative’s over-allotment option has not been exercised.

Holders of our Ordinary Shares are entitled to one (1) vote per share. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers:
Kin Tung Tse (1)	1,194,751	95.58%	[●]	[●]
Kwun Sing Keith Wong	-	-	-	-
Kwun Lik Chan	-	-	-	-
Cheuk Yan Tse	2,004	*	2,004	*
Kit Man Fong	-	-	-	-
	-	-	-	-
All directors and executive officers as a group (5 individuals)	1,194,751	95.58%	1,194,751	[●]
5% shareholders:
Daylight Victory Investment Limited	1,187,083	94.97%	1,187,083	[●]

(1)	Represents 1,187,083 Ordinary Shares held by Daylight Victory Investment Limited, a company wholly owned by Mr. Kin Tung Tse. In addition, this figure includes 828, 828, 4,008, and 2,004 Ordinary Shares held by Mr. Tse’s father-in-law, mother-in-law, sister-in-law, and his daughter, respectively, over which Mr. Tse may be deemed to have shared dispositive or voting power.

(2)	Daylight Victory Investment Limited is wholly owned and beneficially owned by Mr. Kin Tung Tse, our Chief Executive Officer and Chairman of the Board.

*	Less than 1%

RELATED PARTY TRANSACTIONS

The following is a summary of transactions for the three years ended March 31, 2025 and transactions since March 31, 2025 up to the date of this prospectus, to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”.

Employment Agreements, Director Agreements and Indemnification Agreements

See “Management—Employment Agreements, Director Agreements and Indemnification Agreements.”

Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Deluxe Property Development Limited	A subsidiary of TY Property Development Limited
Japan Land Property Consultants Limited	Entity controlled by Man Ling, Kwong
Man Ling Kwong	Spouse of Kin Tung Tse, who is the ultimate shareholder of TY Holding
Kin Tung Tse	The ultimate shareholder of TY Holdings
TY Properties Development Limited	Entity controlled by Man Ling Kwong
TY Property Development Limited	Entity controlled by Man Ling Kwong
TY Property Japan Limited	Entity controlled by Man Ling Kwong
WWW.TYBNBBOOKING.COM Limited (formerly known as Japan Land Property Limited)	Entity controlled by Man Ling Kwong
Ho Keung Kwong	Father-in-law of Kin Tung Tse
Fung Yee Man	Mother-in-law of Kin Tung Tse
Cheuk Yan Tse	Daughter of Kin Tung Tse
Wing Sze Joyce Kwong	Sister-in-law of Kin Tung Tse

b. Transactions with related parties

Transfer of Ordinary Shares

On August 12, 2025, Daylight Victory Investment Limited, a shareholder of our company, made a gift of 828 Ordinary Shares of our Company to Mr. Ho Keung Kwong, the father-in-law of our chairman of the board of directors, Mr. Kin Tung Tse. Daylight Limited is wholly owned by Mr. Kin Tung Tse. The share transfer was made as a personal gift and was not related to any services or business dealings with the Company. The Company was not a party to the transaction, and no consideration was paid to or by the Company in connection with the transfer.

On August 12, 2025, Daylight Victory Investment Limited made a gift of 828 Ordinary Shares of our Company to Ms. Fung Yee Man, the mother-in-law of our Chairman. The share transfer was made as a personal gift and was not related to any services or business dealings with the Company. The Company was not a party to the transaction, and no consideration was paid to or by the Company in connection with the transfer.

On August 12, 2025, Daylight Victory Investment Limited made a gift of 2,004 Ordinary Shares of our Company to Ms. Cheuk Yan Tse, the daughter of our Chairman. The share transfer was made as a personal gift and was not related to any services or business dealings with the Company. The Company was not a party to the transaction, and no consideration was paid to or by the Company in connection with the transfer.

On August 12, 2025, Daylight Victory Investment Limited made a gift of 4,008 Ordinary Shares of our Company to Ms. Wing Sze Kwong, the sister-in-law of our Chairman. The share transfer was made as a personal gift and was not related to any services or business dealings with the Company. The Company was not a party to the transaction, and no consideration was paid to or by the Company in connection with the transfer.

Other Related Party Transactions

		From April 1, 2025 to the date of this	For the Years Ended March 31,
Name	Nature	prospectus	2025	2024
Deluxe Property Development Limited(1)	Consultancy income	$170,125	$755,836	$777,057
Japan Land Property Consultants Limited(1)	Consultancy income	-	-	582,792
TY Property Japan Limited(1)	Consultancy income	947,837	1,414,144	-
		$1,117,962	$2,169,980	$1,359,849

Japan Land Property Consultants Limited(2)	Lease expense of the properties	$6,562	$25,446	$-
WWW.TYBNBBOOKING.COM Limited(2)	Lease expense of the properties	-	8,469	25,305
TY Properties Development Limited(2)	Lease expense of the properties	70,047	71,007	-
		$76,609	$104,922	$25,305

Japan Land Property Consultants Limited(3)	Human resources management fee	$-	$230,847	$-
TY Property Development Limited(3)	Human resources management fee	-	60,145	209,937
		$-	$290,992	$209,937

(1)	The amounts for the period from April 1, 2025 to the date of this prospectus, for the years ended March 31, 2025 and 2024 represented revenues from property consultancy services provided to facilitate the sale of property units by our customers to their end buyers.

(2)	The amounts for the period from April 1, 2025 to the date of this prospectus, for the years ended March 31, 2025 and 2024 represented operating lease expenses recharged by related parties for the properties leased.

(3)	The amounts for the years ended March 31, 2025 and 2024 represented human resources management fees recharged by related parties for personnel support services received.

c. Balance with related parties

		As of the date of this	As of March 31,
Name	Nature	prospectus	2025	2024
Deluxe Property Development Limited(1)	Accounts receivable, net	$-	$48,374	$337,202
TY Property Japan Limited(1)	Accounts receivable, net	47,937	217,681	-
		$47,937	$266,055	$337,202

Japan Land Property Consultants Limited(2)	Amounts due from a related party, net	$-	$182,270	$23,144

Mr. Kin Tung, Tse(3)	Amounts due from a shareholder, net	$-	$596,507	$-

Deluxe Property Development Limited(4)	Amounts due to related parties	$43,004	$210,479	$1,185,279
TY Property Japan Limited(4)	Amounts due to related parties	539,224	876,503	-
WWW.TYBNBBOOKING.COM Limited(4)	Amounts due to related parties	-	-	4,218
		$582,228	$1,086,982	$1,189,497

Mr. Kin Tung, Tse(5)	Amounts due to a shareholder	$-	$-	$172,128

(1)	The balances as of the date of this prospectus, March 31, 2025 and 2024 represent consultancy service income receivable from related parties, net of allowance for expected credit losses.
(2)	The balances as of March 31, 2025 and 2024 represent net short-term advances to a related party to provide temporary liquidity, recorded net of the allowance for expected credit losses. The outstanding balance of $185,361 was fully settled by bank transfer on August 6, 2025.

(3)	The balances as of March 31, 2025 represent advances made to the shareholder for his short term personal use, net of allowance for expected credit losses. On August 6, 2025, the amounts due from a shareholder of $606,624 has been fully received via bank transfer.

(4)	The balances as of the date of this prospectus, March 31, 2025 and 2024 represent short-term funding provided by related parties for the Company’s operational purposes, and are recorded as amounts due to related parties. On August 6, 2025, the outstanding balance of $876,503 due to a related party was fully settled by bank transfer.

(5)	The balances as of March 31, 2024 represent advances received from the shareholder for the Company’s operational purposes.

DESCRIPTION OF SHARE CAPITAL AND CAYMAN ISLANDS COMPANY LAW

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our Memorandum and Articles of Association, the Companies Act, and the common law of the Cayman Islands.

As of the date of this prospectus, our Company’s authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As of the date of this prospectus, [1,250,000] Ordinary Shares are issued and outstanding. Immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the underwriters, there will be [●] Ordinary Shares issued and outstanding (or [●] Ordinary Shares if the underwriter exercises the over-allotment option to purchase additional Ordinary Shares in full).

Our Memorandum and Articles

The following are summaries of material provisions of our Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non- residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Articles of Association provide that dividends may be out of any funds of the Company lawfully available for distribution. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may we pay a dividend out of share premium account if, following the date on which the dividend is proposed to be paid, our Company would be unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a resolution in writing. On a poll, each shareholder is entitled to one (1) vote for each Ordinary Share, voting together as a single class, on all matters that require a shareholder’s vote.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least one-third of the total number of issued and paid up Ordinary Shares of our Company present in person or by proxy. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a written requisition by any one or more shareholder(s) entitled to attend and vote at general shareholders’ meetings of our Company holding not less than 10% of the number of our paid up Ordinary Shares deposited at the registered office of our Company. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires, where a poll is taken, the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires, where a poll is taken, the affirmative vote of not less than two-thirds of the votes attaching to the Ordinary Shares cast at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of company name or making amendments to our Memorandum of Association or Articles of Association. Holders of the Ordinary Shares may, among other things, subdivide or consolidate their shares by passing of an ordinary resolution.

Election of directors. Directors may be appointed by an ordinary resolution of our shareholders or by a resolution of the directors of the Company

Meetings of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A director represented by an alternate director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors who consent in writing by all of the directors.

Transfer of Ordinary Shares. Subject to our Articles of Association relating to the transfer of Ordinary Shares and provided that such transfer complies with the applicable rules of the Securities and Exchange Commission, the Nasdaq and federal and state securities laws of the United States, our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in a common form or any other form prescribed by the Nasdaq or otherwise approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Shares whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to the transferee a notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation rights. If we are wound up, the shareholders may, subject to the Articles of Association and any other sanction required by the Companies Act, pass an ordinary resolution allowing the liquidator to do either or both of the following:

(a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to set such value to any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(a) to vest the whole or any part of the assets in trustees upon such trusts for the benefit of contributories as the liquidator shall think fit.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The Companies Act and our Articles of Association permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our Memorandum and Articles of Association and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our Articles of Association, we may issue shares, with the sanction of a special resolution passed by the shareholders, be issued on terms that are, or at the option of our Company or the holder is liable, to be redeemed. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, out of our share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, if authorized by the articles of association and subject to the Companies Act, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there no longer be any issued shares of our Company (other than shares held as treasury shares), and (3) unless the manner of repurchase (if not so authorized under the Memorandum and Articles of Association) has first been authorized by a resolution of our shareholders. Under the Articles of Association, our Company may repurchase its own shares in such manner and on such terms as the Directors may agree with the relevant shareholder. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in no issued shares of our Company (other than shares held as treasury shares).

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of two-third of the issued shares of that class or series or with the sanction of a resolution passed by at least a two-third majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series.

Changes in the number of shares we are authorized to issue and those in issue. We may from time to time by an ordinary resolution passed by our shareholders:

●	increase or reduce (by cancellation of shares that have not been taken or agreed to be taken by any person) the authorized share capital of our Company;

●	subdivide our authorized and issued shares into a larger number of shares; and

●	consolidate our authorized and issued shares into a smaller number of shares.

Issuance of Additional Shares. Our Articles of Association authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Preferred Shares. As at the date of this prospectus, we do not have any preferred shares authorized, issued or outstanding.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts trade or business outside of the Cayman Islands or in furtherance of the business of the exempted company carried on outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are similar to an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	an exempted company may issue shares without nominal or par value;

●	an exempted company may not issue negotiable shares, and shares shall be transferred only on the books of such company;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for 20 or 30 years);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from that of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by the Grand Court of the Cayman Islands upon application of the constituent company that has issued the security.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except to be paid the fair value of that person’s shares, to participate in all proceedings until such dissenter’s determination of fair value is reached, and the right to obtain relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Any such arrangement must be approved by (a) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made and who must, in addition, represent seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose, or (b) seventy-five percent in value of the shareholders or each class of shareholders, as the case may be, with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting convened for that purpose, as applicable. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the court’s directions and the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association permit indemnification of our directors and officers for costs, losses, damages and expenses incurred in their capacities as such unless such losses or damages arise from actual fraud or willful default or as otherwise required by law. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill, care and diligence. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that, on the written requisition of any one or more shareholder(s) who hold not less than 10 percent in the number of paid up Ordinary Shares of our Company deposited at the registered office of our Company, our board of directors shall convene a general meeting of our shareholders and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, any of our directors may be removed by ordinary resolution of our shareholders. The office of a director of our Company shall also be vacated if the director becomes bankrupt or makes any arrangement or composition with his creditors, is found to be or becomes of unsound mind, or resigns his office by notice in writing to our Company.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally.

The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, our Company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, the rights attached to any class or series of shares may, unless otherwise provided in the Articles of Association or the terms of issue of the shares of that class or series, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or series, or with the sanction of a resolution passed by at least a three-fourths majority of the shares of that class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the class or series.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Memorandum and Articles of Association may be altered or amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Rights to Issue Shares

Under our Memorandum and Articles of Association, subject to any applicable provisions in our Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing shares, any share of our Company may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as our Company may from time to time by special resolution determine, and subject to the Companies Act, any share of our Company may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

Subject as otherwise provided in our Articles of Association, all shares for the time being and from time to time unissued shall be under the control of our board of directors, and may be re-designated, allotted, issued or otherwise disposed of in such manner, to such persons and on such terms as our board of directors, in their absolute discretion, may think fit. Our directors may issue shares in separate classes and may issue shares of any class in different series.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [●] Ordinary Shares (or [●] Ordinary Shares if the underwriters exercise their over-allotment option in full) outstanding. All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Ordinary Shares, and while we plan to apply to list our Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market for our Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares. Further, since a large number of our Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise, without the prior written consent of the Representative during the engagement period of the Representative and additionally for a period of 180 days after the closing of this Offering.

Each of our directors, officers, and shareholders of our Ordinary Shares outstanding as of the effective date of the registration statement for this Offering of which this prospectus forms a part, has agreed, for a period of 180 days after the closing of this Offering, subject to customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our common stock prior to the completion of this Offering may sell such shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period.

At the expiration of the 180-day holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell upon expiration of the Lock-Up Agreements described above, within any three-month period, a number of Shares acquired prior to the completion of this Offering in the amount does not exceed the greater of the following:

●	1% of the then outstanding Shares of the same class; or

●	the average weekly trading volume of our Shares on Nasdaq, where we have applied to list our Shares, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of Shares acquired prior to the completion of this Offering without restriction. A person who was one of our affiliates at any time during the three months preceding a sale, upon expiration of the Lock-up Agreements described above, would remain subject to the volume restrictions described above.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following are material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of (so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands), Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HKD2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HKD2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp Duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HKD5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Ordinary Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We plan enter into an underwriting agreement dated the date of this prospectus with the underwriters named below, for whom D. Boral Capital LLC (“D. Boral”) is acting as the Representative with respect to the Ordinary Shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we agree to issue and sell to the underwriters the number of Ordinary Shares indicated below:

Name	Number of Ordinary Shares
D. Boral Capital LLC
Total

The underwriters and the Representative are collectively referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this Offering (other than those covered by the over-allotment option described below) if any such shares are taken. We agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Over-Allotment Option

We agree to grant to the underwriters an option, exercisable for [●] days from the closing of this offering, to purchase up to ___ additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriters’ name in the preceding table.

Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per Ordinary Share, based on the initial public offering price of $[●] per Ordinary Share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is [●]% of the public offering price on each of the Ordinary Shares being offered.

The table below shows the initial public offering price per Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Ordinary Share (US$)			Total Without Exercise of Over- allotment Option (US$)			Total With Full Exercise of Over- allotment Option (US$)
Initial public offering price(1)	$	[●	]	$	[●	]	$	[●	]
Underwriting discounts to be paid by us(2)(3)	$	[●	]	$	[●	]	$	[●	]
Proceeds, before expenses, to us	$	[●	]	$	[●	]	$	[●	]

(1)	Initial public offering price per share is $[●] per Ordinary Share, which is set forth on the cover page of this prospectus.
(2)	Represents underwriting discounts equal to seven percent (7%) per share (or $[●] per share).
(3)	Does not include (i) a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of our Ordinary Shares in the Offering, including any shares sold as result of the exercise by the Representative of the underwriters’ over-allotment option, or (ii) the reimbursement of certain expenses of the underwriters.

We have agreed to reimburse the Representative for a certain amount of the Representative’s accountable expenses, including, without limitation, (a) all filing fees and expenses relating to the registration of the Securities with the Commission; (b) all fees and expenses relating to the listing of our Ordinary Shares on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the Representative’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Ordinary Shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the Offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of the Ordinary Shares from the Company to the Representative; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the Offering by FINRA; (i) up to $30,000 of the Representative’s actual accountable road show expenses and due diligence expenses for the Offering; (j) the $29,500 cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the Offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; (l) the fees for the Representative’s legal counsels, such total legal fees in an amount not to exceed $150,000; and (m) all fees, expenses, and disbursements relating to background checks of the Company’s directors and officers in an amount not to exceed $10,000 in the aggregate. Such actual out-of-pocket expenses incurred by the Representative, listed in (a) through (m) above shall be capped at $150,000, whether or not the Offering is consummated.

In addition, at the closing of the offering, we will reimburse the Representative one percent (1.0%) of the gross proceeds for non-accountable expenses.

We paid an advanced expense deposit of $100,000 to the representative for the Representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the Representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

In addition, we agreed, during the engagement period of the Representative, not to solicit, negotiate with, or enter into any agreement with any underwriter, placement agent, financial advisor, investment banking firm or any other person or entity in connection with an offering of our equity in the United States, other than through Representative. We may terminate the engagement letter with the Representative on or after the 270th day following the date of the engagement letter upon 30 days’ prior written notice to the Representative, and the Representative may terminate the engagement letter on or after the 120th day following the date of the engagement letter upon 30 days’ prior written notice to us. We may also terminate the engagement letter for “cause” at any time, which term shall, without limitation, include the material failure by the Representative to provide the underwriting services contemplated by the engagement letter, as provided in FINRA Rule 5110(g)(5)(B).

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of eighteen (18) months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, subject to certain exceptions (each being referred to as a subject transaction), during such eighteen (18) month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the Representative for such subject transactions.

Tail Financing

The Representative shall be entitled to a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the engagement period of the Representative, in connection with any public or private financing or capital raise (each, a “Tail Financing”), and such Tail Financing is consummated during the engagement period of the Representative or within the eighteen (18) month period following the expiration or termination of the engagement period of the Representative (the “Tail Period”), providing that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation.

Lock-up Agreements

We agree that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending 180 days after the closing of the Offering (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

●	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company;

●	Complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders of our total outstanding shares as of the effective date of the Registration Statement for this Offering of which this prospectus forms a part agree that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of 180 days after the closing of the Offering:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Pricing of the offering

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price was determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriters and we considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The initial public offering price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our ordinary shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]” We make no representation that our Ordinary Shares will continue to trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares remain so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Ordinary Shares in this Offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	[●]	*
The Nasdaq Capital Market listing fee		[●]	*
FINRA filing fee		[●]	*
Printing and engraving expenses		[●]	*
Legal fees and expenses		[●]	*
Accounting fees and expenses		[●]	*
Directors & officers insurance expenses		[●]	*
Miscellaneous		[●]	*
Total	$	[●]	*

*	To be filed by amendment

LEGAL MATTERS

The validity of the Ordinary Shares offered in this Offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Appleby, our Cayman Islands counsel. Certain legal matters as to Hong Kong law will be passed upon for us by Stevenson, Wong & Co., our Hong Kong counsel. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Sichenzia Ross Ference Carmel LLP. The underwriters are being represented by Loeb & Loeb LLP, New York, with respect to certain legal matters as to United States federal securities and New York State law.

EXPERTS

The combined financial statements as of March 31, 2025 and 2024, and for each of the two years in the period ended March 31, 2025 included in this prospectus have been audited by WWC, P.C., an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the combined financial statements). Such combined financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Our directors and officers, namely, Kin Tung Tse, Kwun Sing Keith Wong, Kwun Lik Chan, Cheuk Yan Tse and Kit Man Fong, are based in Hong Kong, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the United States. Therefore, service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [●] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is [●].

There may be uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Appleby, our counsel with respect to Cayman Islands laws, has advised that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our Company on the basis of documents in a U.S. court will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, such proceedings would be expected to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

Also, our principal executive offices and substantially all of our assets are located in Hong Kong. In addition, all of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. None of our directors and officers are nationals of China. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Stevenson, Wong & Co., our counsel with respect to Hong Kong law, have advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the Ordinary Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Ordinary Shares. For further information about us and the Ordinary Shares that we propose to sell in this Offering, we refer you to the registration statement and the exhibits, schedules, financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

As a result of this Offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, as applicable to foreign private issuers, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, without charge, at www.tyamgroup.com. You may access our annual reports on Form 20-F and other reports filed with the SEC, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Ordinary Shares.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TY AM GROUP (HOLDINGS) LIMITED AND ITS SUBSIDIARIES

To:	The Board of Directors and Shareholders of
TY AM Group (Holdings) Limited and its subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TY AM Group (Holdings) Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No.1171

San Mateo, California
September 30, 2025

We have served as the Company’s auditor since 2025

TY AM Group (Holdings) Limited and its subsidiaries

Consolidated Balance Sheets

As of March 31, 2025 and 2024

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	$855,475	$1,443,880
Accounts receivable, net – related parties	266,055	337,202
Amounts due from a related party, net	182,270	23,144
Amounts due from a shareholder, net	596,507	-
Prepayments and other assets, net	6,021	8,285
Total current assets	1,906,328	1,812,511

Non-current assets
Property and equipment, net	34,242	3,703
Operating lease right-of-use assets, net	236,181	10,451
Deferred initial public offering (“IPO”) costs	181,468	-
Prepayments and other assets, non-current, net	63,428	-
Deferred tax assets, net	2,411	227
Total non-current assets	517,730	14,381

Total assets	$2,424,058	$1,826,892

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Bank loans, current	$93,733	$87,390
Amounts due to related parties	1,086,982	1,189,497
Amounts due to a shareholder	-	172,128
Income tax payable	256,295	111,290
Operating lease liabilities, current	167,095	10,451
Accrued expenses and other liabilities	366,072	8,776
Total current liabilities	1,970,177	1,579,532

Non-current liabilities
Bank loans, non-current	221,606	313,486
Operating lease liabilities, non-current	79,503	-
Total non-current liabilities	301,109	313,486

Total liabilities	$2,271,286	$1,893,018

Commitments and contingencies (Note 17)

Shareholders’ equity (deficit)
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 1,250,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively*	$125	$125
Subscription receivables	(125)	(125)
Additional paid-in capital	1,274	1,274
Retained earnings (Accumulated deficit)	154,302	(65,282)
Accumulated other comprehensive losses	(2,804)	(2,118)
Total shareholders’ equity (deficit)	152,772	(66,126)

Total liabilities and shareholders’ equity	$2,424,058	$1,826,892

*	Retrospectively restated for effect of share reorganization (see Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TY AM Group (Holdings) Limited and its subsidiaries

Consolidated Statements of Operations and Comprehensive Income

For the Years Ended March 31, 2025 and 2024

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	March 31,
	2025	2024
Consultancy income – related parties	$2,169,980	$1,359,849

Operating expenses
Selling and marketing expenses	(218,362)	(170,064)
Selling and marketing expenses – related parties	(199,800)	(125,093)
General and administrative expenses	(507,557)	(78,704)
General and administrative expenses – related parties	(196,114)	(110,149)
Total operating expenses	(1,121,833)	(484,010)

Income from operations	1,048,147	875,839

Other income (expense), net
Foreign exchange transaction gains (losses)	15,761	(11,947)
Interest expenses	(21,380)	(55,218)
Interest income	27,707	307
Other income	-	9,407
Total other income (expense), net	22,088	(57,451)

Income before income tax expenses	1,070,235	818,388
Income tax expenses	(150,651)	(110,042)
Net income	919,584	708,346

Other comprehensive income (loss)
Foreign currency translation adjustments	(686)	(2,503)
Total comprehensive income	$918,898	$705,843

Earnings per share:
Basic and diluted	$0.74	$0.57

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	1,250,000	1,250,000

*	Retrospectively restated for effect of share reorganization (see Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TY AM Group (Holdings) Limited and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Years Ended March 31, 2025 and 2024

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary shares			Additional	(Accumulated deficit)	Accumulated other comprehensive
	Number issued*	Amount	Subscription receivables	paid-in capital	Retained earnings	income (losses)	Total
Balance as of March 31, 2023	1,250,000	$125	$(125)	$1,274	$(773,628)	$385	$(771,969)

Net income	-	-	-	-	708,346	-	708,346
Foreign currency translation adjustment	-	-	-	-	-	(2,503)	(2,503)

Balance as of March 31, 2024	1,250,000	125	(125)	1,274	(65,282)	(2,118)	(66,126)

Net income	-	-	-	-	919,584	-	919,584
Foreign currency translation adjustment	-	-	-	-	-	(686)	(686)
Dividend distribution	-	-	-	-	(700,000)	-	(700,000)

Balance as of March 31, 2025	1,250,000	$125	$(125)	$1,274	$154,302	$(2,804)	$152,772

*	Retrospectively restated for effect of share reorganization (see Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TY AM Group (Holdings) Limited and its subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2025 and 2024

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$919,584	$708,346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,462	2,116
Provision of expected credit losses	13,516	2,864
Amortization of operating lease right-of-use assets	91,410	24,174
Gain on surrendering investment in life insurance policy	-	(9,407)
Deferred tax benefits	(2,179)	(732)

Change in operating assets and liabilities:
Accounts receivable, net – related parties	73,145	(339,962)
Prepayments and other assets, net	(61,655)	(1,994)
Income tax payable	144,110	105,525
Operating lease liabilities	(81,010)	(24,174)
Accrued expenses and other liabilities	356,657	5,351
Net cash provided by operating activities	1,460,040	472,107

Cash flows from investing activities:
Purchase of property and equipment	(36,929)	-
Proceeds from surrender of life insurance	-	441,975
Net cash (used in) provided by investing activities	(36,929)	441,975

Cash flows from financing activities:
Repayments of bank loans	(87,762)	(866,636)
Payments of offering costs related to IPO	(181,170)	-
Advance from related parties	875,064	1,185,506
Repayment to related parties	(1,146,058)	(23,334)
Advance from a shareholder	-	173,433
Repayment to a shareholder	(1,479,144)	-
Net cash (used in) provided by financing activities	(2,019,070)	468,969

Net (decrease) increase in cash and cash equivalents	(595,959)	1,383,051
Effect of exchange rate changes on cash and cash equivalents	7,554	2,095
Cash and cash equivalents, beginning of year	1,443,880	58,734
Cash and cash equivalents, end of year	$855,475	$1,443,880

Supplemental disclosures of cash flow information:
Income tax paid	$8,720	$5,249
Interest received	27,707	307
Interest paid	21,380	55,218
Listing fee paid	$181,170	$-

Supplemental disclosures of non-cash information:
Dividend distribution against balances due from a shareholder	$700,000	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$318,826	$-

*	Retrospectively restated for effect of share reorganization (see Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

1. Organization and Description of Business

TY AM Group (Holdings) Limited (“TY Holdings”) is an exempted company incorporated in the Cayman Islands with limited liability on June 24, 2025, with 1,250,000 ordinary shares of par value of US$0.0001 each issued. It is a parent holding company with no operations.

TY AM Investment Limited (“TYAM”), a wholly-owned subsidiary of TY Holdings, is a company limited by shares incorporated in the British Virgin Islands with limited liability on July 4, 2025, with 10,000 ordinary shares of par value of US$1.00 each issued. It is also an investment holding company with no operations.

TY Property HK Limited (“TYHK”), a wholly-owned subsidiary of TYAM, is a company incorporated in Hong Kong with limited liability on February 4, 2019, with a share capital of HK$10,000 (approximately US$1,274). TYHK is engaged in providing property consultancy services to facilitate the sale of property units by customers to their end buyers.

TY Holdings, together with its subsidiaries (collectively, the “Company”), is primarily engaged in providing property consultancy services to facilitate the sale of property units by customers to their end buyers. In identifying prospective end buyers for its customers, the Company develops marketing strategies and provides support in transaction negotiations.

The following is an organization chart of the Company and its subsidiaries:

As of March 31, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name	Place of Incorporation	Date of Incorporation	Ownership %	Principal activity
TY AM Investment Limited	British Virgin Islands	July 4, 2025	100	Investment holding
TY Property HK Limited	Hong Kong	February 4, 2019	100	Property consultancy services

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) has been completed on July 23, 2025 by carrying out a sequence of contemplated transactions, where the TY Holdings becomes the holding company of all entities discussed above.

Immediately before the Reorganization, TYHK was owned by TY Japan Group Limited, which was controlled by Mr. Kin Tung, Tse. On January 27, 2025, 100% of ownership of TYHK was transferred from TY Japan Group Limited to Mr. Kin Tung, Tse and TYHK functions the major operational entity for all the Company’s business activities. TY Holdings, incorporated on June 24, 2025 by registered agent, was established with the sole purpose of acting as holding company of the Company. On the same date, 100% ownership of TY Holdings, was transferred from the registered agent to Daylight Victory Investment Limited, which is controlled by Mr. Kin Tung, Tse. TY Holdings had not engaged in any business activities before the transfer.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

1. Organization and Description of Business (Continued)

Subsequently on July 4, 2025, TYAM was established with 100% of its shares held by TY Holdings. On July 23, 2025, Mr. Kin Tung, Tse transferred 100% ownership interest in TYHK to TYAM, a whole owned subsidiary of TY Holdings.

Immediately before and after the Reorganization, TY Holdings, TYAM and TYHK remained under the complete ownership of Mr. Kin Tung, Tse. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 14. The ordinary shares of the Company are presented on a retroactive basis to reflect the share reorganization completed on July 23, 2025.

2. Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity requirements primarily relate to meeting its working capital needs, operating expenses, and capital expenditure obligations. Bank loans, advances from related parties, repayment from shareholder and cash generated from operations have been utilized to finance the working capital requirements of the Company. As of March 31, 2025 and 2024, the Company reported a net working capital deficit of $63,849 and a net working capital surplus of $232,979, respectively, including cash and cash equivalents of $855,475 and $1,443,880, respectively. For the year ended March 31, 2025, the Company generated positive net cash flows from operating activities of $1,460,040.

Management anticipates continued positive cash flows from operations and expects the Company to sustain profitability in the coming year, supported by its ongoing business activities and operating performance. Considering all facts and information on hand, management expects the Company’s cash and cash equivalents and working capital resources are sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these consolidated financial statements are issued.

If the Company is unable to have sufficient funds to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued, the Company may consider supplementing its available sources of funds through the following sources:

●	addition equity financing from shareholders and third-party investors; and/or

●	financial support from financial institutions, the Company’s shareholders and related parties.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date of these consolidated financial statements are issued. However, there is no assurance that the Company will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Company’s plans, such as changes in the demand for the Company’s services, general market conditions and the broader capital market climate in Hong Kong, etc.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, provision for expected credit losses against accounts receivable, amounts due from related party and other assets, determination of the useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, recognition and measurement of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

Accounts receivable, net

Accounts receivable represent income earned from the property consultancy services of which the Company has not yet received payment. Accounts receivable is recorded at the invoiced amount and adjusted to amounts management expects to collect from balances outstanding at year end. In accordance with ASC 326 Financial Instruments-Credit Losses (ASC 326), the Company estimates the allowance for expected credit losses based on expected future uncollectible accounts receivable using forecasts of future economic conditions in addition to information about past events and current conditions. Management provides an allowance for expected credit losses based on the Company’s historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables when all attempts to collect have been exhausted and the prospects for recovery are remote. As of March 31, 2025 and 2024, the balance of allowance for expected credit losses were $2,586 and $2,695, respectively.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Prepayments and other assets, net

Prepayments and other assets are comprised of other receivables and prepaid expenses, including prepaid leases expenses, rental and utility deposits. Among prepayments and other assets, the Company reviews other assets on a regular basis and also makes allowance for expected credit losses if there is evidence indicating that other assets may be unrecoverable based on the Company’s historical losses, specific customer circumstances, and general economic conditions. As of March 31, 2025 and 2024, the balance of allowance for expected credit loss against other assets were $675 and $33 respectively.

Leases

On April 1, 2022, the Company adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company is a lessee of non-cancellable operating leases for corporate office premises. The Company determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

At the lease commencement date, the Company determines the lease term by considering options to extend or terminate the lease when it is reasonably certain that such options will be exercised or not exercised. The interest rate used to determine the present value of future lease payments is the Company’s incremental borrowing rate, which is based on the Hong Kong Dollar Best Lending Rate plus 0.25% per annum, using information available at the lease commencement date.

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Company elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of March 31, 2025 and 2024, the Company did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Leasehold improvement	Over the lease term
Furniture and fixtures	5 years
Office equipment	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income under other income or expenses.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of March 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned initial public offering in the United States. These costs, together with the underwriting discounts and commissions, will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital upon completion of the planned initial public offering or charged to consolidated statements of operations and comprehensive income if the planned initial public offering is not completed.

Bank loans

Bank loans are initially recognized at fair value, net of transaction costs incurred. Bank loans are subsequently measured at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the loans using the effective interest method. Bank loans are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Accrued expenses and other liabilities

Accrued expenses and other liabilities primarily represent obligations to pay other operating service providers. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from its property consultancy services.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Property Consultancy Services

The Company enters into distinct contracts with customers, who are typically property developers, to provide property consultancy services to facilitate the sale of property units by customers to end buyers. These contracts set forth the terms and conditions including the transaction price, services to be delivered, terms of delivery and terms of payment. The service contracts are fixed priced with no sales rebate, discount, or other incentive.

Under these service agreements, the Company provides interrelated activities that are designed to collectively achieve a single outcome, i.e. sale of property unit by customers to end buyers. These interrelated activities include developing and implementing property advertising campaigns to build market awareness, sourcing and engaging prospective buyers, and organizing marketing events to generate buyers’ interest and supporting sale negotiation between customers and prospective buyers. These services are not distinct within the context of the contract, as they are highly interdependent and significantly integrated. The Company manages the entire process to deliver a combined output. Because performance obligation of these interrelated services is not separately identifiable, the Company assesses that it has one single performance obligation, which is successful facilitation of sale of property unit by the customers to end buyers. Satisfaction of performance obligation is evidenced by and is dependent on execution of a preliminary sale and purchase agreement between the customers and end buyers. The preliminary sale and purchase agreement between the customers and the end buyers is a legally binding document which provides details of price and terms and creates a mutual obligation for the customer to deliver and buyer to make the payment thus limiting the seller’s practical ability to substitute or resell the property to another party. The Company therefore recognizes consultancy income as revenue when the preliminary sale and purchase agreement is executed and the customer has effectively fulfilled its performance obligation making point in time recognition of consultancy income appropriate.

The Company is entitled to full consideration upon the execution of a preliminary sale and purchase agreement between the customers and end buyers. The Company typically provides a 30 days credit period to the customers. Under these service agreements, payments from the customers are non-refundable in all circumstances. The Company typically collects no advances from the customers and assesses that there is no significant financing component in these service contracts.

The Company controls the property consultancy services prior to transfer, as it is primarily responsible for fulfilling the performance obligation using its own personnel and expertise. The Company retains full discretion over the engagement and management of any third-party vendors and does not act as an agent or intermediary on behalf of the customer. It also incurs substantial unreimbursed costs in the event of an unsuccessful transaction. Furthermore, the Company sets its own pricing and bears the full credit risk associated with collection. Accordingly, under ASC 606, the Company is considered the principal in the property consultancy service arrangement. Revenue is recognized at the gross amount upon execution of the preliminary sale and purchase agreement between the customers and end buyers.

Sources of revenues - Consultancy income

Disaggregated information of revenues by major source are as follows:

	For the Years Ended March 31,
	2025	2024
Revenues from contracts with customers recognized at a point in time
Consultancy income related to sales of
Commercial units	$-	$72,849
Residential units	2,169,980	1,287,000
Total	$2,169,980	$1,359,849

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Borrowing costs

All borrowing costs are recognized as interest expense in the consolidated statements of operations and comprehensive income in the period in which they are incurred.

Income taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have any significant uncertain tax positions as of March 31, 2025 and 2024.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended March 31, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated balance sheets, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews consolidated results when making decisions, allocating resources and assessing performance of the Company. The CODM considers that the Company has only one principal revenue stream, which is the property consultancy services. The Company conducts all of its business activities and operations in Hong Kong. All transactions are initiated, executed, and completed in Hong Kong under similar terms and conditions.

The CODM evaluates segment performance and makes resource allocation decisions by regularly reviewing segment net income, which is also reported as consolidated net income in the consolidated statements of operations and comprehensive income. In assessing performance, the CODM considers the Company’s strategic objectives, cash position, and projected cash requirements. Additionally, functional expenses, such as selling and marketing, and general and administrative expenses, are monitored at the consolidated level to manage operations. Other segment-related items include interest expense, other income (expense), net, and income tax provision, all of which are reflected in both the segment results and consolidated net income. Segment assets are measured and reported as total consolidated assets on the consolidated balance sheets.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company translating its financial statements from functional currency into reporting currency.

Earnings per share

The Company computes earnings per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2025 and 2024, the Company had no dilutive stocks.

Translation of foreign currencies

The Company’s principal place of operations is Hong Kong. The financial position and results of its operations are predominately determined using the Hong Kong Dollar, the local currency of TYHK, as the functional currency. The Company’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated to US$ at the applicable rate of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive losses in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income under foreign exchange transaction losses.

The following table outlines the exchange rates that are used in preparing these consolidated financial statements:

	As of March 31,
	2025	2024
Year end spot rates
HK$	US$1 = HK$ 7.78	US$1 = HK$ 7.83

	For the Years Ended March 31,
	2025	2024
Average rates
HK$	US$1 = HK$7.79	US$1 = HK$7.82

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2025 and 2024, financial instruments of the Company comprised primarily cash and cash equivalents, accounts receivable, amounts due from related party, amounts due from a shareholder, other assets, bank loans, amounts due to related parties, amounts due to a shareholder, accrued expenses and other liabilities. The Company concludes that the carrying amounts of these financial instruments approximate their fair values, due to the short-term nature of these instruments and the terms closely approximating market conditions.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and cash flows.

4. Risks and Uncertainty

Currency risk

The functional currency of the Company is HK$ and these consolidated financial statements are presented in US$. The Company’s revenue, operation activities and assets and liabilities are predominately denominated in the functional currency, and the Company is exposed to foreign exchange risk. If HK$ depreciates or appreciates against US$, it could have an impact on the Company’s consolidated financial statements. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

The Company considers that the overall foreign exchange risk is not significant, and the Company has not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject the Company to the credit risks consist of cash and cash equivalents, accounts receivable, amounts due from related party, amounts due from a shareholder and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Company deposits its cash with reputable banks located in Hong Kong. As of March 31, 2025 and 2024, $855,475 and $1,443,880 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,268), and further increased to HK$800,000 (equivalent to $102,829), effective October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Company at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in these bank accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

4. Risks and Uncertainty (Continued)

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable, amounts due from related party, amounts due from a shareholder and other assets. The Company performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Company also assesses historical collection trends, aging of receivables and general economic conditions. The Company considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of March 31, 2025 and 2024, the balances of allowance for expected credit losses were $16,469 and $2,913, respectively.

Concentration risks

For the years ended March 31, 2025 and 2024, most of the Company’s assets were located in Hong Kong. At the same time, the Company considers that it is exposed to the following concentrations of risk:

(c)	Major customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended March 31, 2025 and 2024:

	For the year ended March 31, 2025		For the year ended March 31, 2024
Customers	Revenues	% of revenues	Revenues	% of revenues
Customer A	$1,414,144	65.2	$-	-
Customer B	755,836	34.8	777,057	57.1
Customer C	-	-	582,792	42.9
Total:	$2,169,980	100.0	$1,359,849	100.0

(d)	Receivables

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s accounts receivable, net of allowance for expected credit losses, as of March 31, 2025 and 2024:

	As of March 31, 2025		As of March 31, 2024
Customers	Accounts receivable	% of accounts receivable	Accounts receivable	% of accounts receivable
Customer A	$217,681	81.8	$-	-
Customer B	48,374	18.2	337,202	100.0
Total:	$266,055	100.0	$337,202	100.0

Interest rate risk

Fluctuations in market interest rates negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on bank deposits and bank loans, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits and bank loans in question, the Company considers its interest rate risk to be manageable and not likely to cause significant disruption to the business. As of March 31, 2025, the Company had an outstanding principal of $315,339. The Company estimates that a 1% increase in the Hong Kong Dollar Best Lending Rate against bank loans outstanding on March 31, 2025 would result in an increase in interest expense of $3,153 per annum whilst the Company estimates that a 1% decrease in the Hong Kong Dollar Best Lending Rate against bank loans outstanding on March 31, 2025 would result in a decrease in interest expense of $3,153 per annum. The Company has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

5. Accounts Receivable, Net

As of March 31, 2025 and 2024, accounts receivable, net consisted of the following balances:

	As of March 31,
	2025	2024
Accounts receivable – related parties	$268,641	$339,897
Less: allowance for expected credit losses	(2,586)	(2,695)
Total accounts receivable – related parties, net	$266,055	$337,202

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2025	2024
Balance at beginning of the year	$2,695	$-
(Reversal of) provision for expected credit losses	(125)	2,696
Effect of exchange rate changes	16	(1)
Balance at end of the year	$2,586	$2,695

6. Amounts Due from A Related Party, Net

As of March 31, 2025 and 2024, amounts due from a related party, net consisted of the following balances:

	As of March 31,
	2025	2024
Amounts due from a related party	$185,361	$23,329
Less: allowance for expected credit losses	(3,091)	(185)
Total amounts due from a related party, net	$182,270	$23,144

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2025	2024
Balance at beginning of the year	$185	$-
Provision for expected credit losses	2,901	185
Effect of exchange rate changes	5	-
Balance at end of the year	$3,091	$185

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

7. Amounts Due from A Shareholder, Net

As of March 31, 2025 and 2024, amounts due from a shareholder, net consisted of the following balances:

	As of March 31,
	2025	2024
Amounts due from a shareholder	$606,624	$-
Less: allowance for expected credit losses	(10,117)	-
Total amounts due from a shareholder, net	$596,507	$-

The movement of allowance for expected credit losses is as follow:

	As of March 31,
	2025	2024
Balance at beginning of the year	$-	$12
Provision for expected credit losses	10,100	(12)
Effect of exchange rate changes	17	-
Balance at end of the year	$10,117	$-

8. ROU Assets and Operating Lease Liabilities

The Company has operating leases for offices. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate plus 0.25% per annum was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments at the lease inception.

As of March 31, 2025 and 2024, the Company subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Flat 1 on 7/F., Comweb Plaza, Hong Kong	2 years from August 24, 2022 to August 23, 2024
Office at Flat 5 on 10/F., Comweb Plaza, Hong Kong	2 years and 14 days from June 1, 2024 to June 14, 2026
Office at The Gateway, Harbour City, Hong Kong	2 years from October 2, 2024 to October 1, 2026

On July 31, 2024, the Company terminated its operating lease agreement for its office located at Flat 1 on 7/F., Comweb Plaza, Hong Kong. Accordingly, the Company derecognized the related ROU asset amounted to $2,117 and lease liabilities amounted to $2,117 as of the termination date. No gain or loss was recognized in the consolidated statements of operations and comprehensive income for the year ended March 31, 2025.

Further on April 4, 2025, the Company entered into a termination notice for the operating lease agreement for its office located at Flat 5 on 10/F., Comweb Plaza, Hong Kong. The lease was terminated on June 14, 2025, in accordance with the terms of the notice.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

8. ROU Assets and Operating Lease Liabilities (Continued)

Pursuant to ASC 842-20, a short-term lease is defined as a lease that, at commencement, has a lease term of 12 months or less and does not include a purchase option that is reasonably certain to be exercised. The lease of the co-working office spaces in Hong Kong during the years ended March 31, 2025 and 2024 were consistently entered into with lease terms of 12 months or less without purchase options. The Company elected the practical expedient not to recognize these leases on its balance sheet. Accordingly, lease payments for these leases are recognized as lease expense on a straight-line basis over the lease term, consistent with the accounting treatment under ASC 840 for operating leases. For the years ended March 31, 2025 and 2024, the short-term lease expenses were $16,208 and $15,890, respectively.

a)	Amounts recognized in the consolidated balance sheets:

	As of March 31,
	2025	2024
Right-of-use assets	$236,181	$10,451

Operating lease liabilities
Current	$167,095	$10,451
Non-current	79,503	-
	$246,598	$10,451

Weighted average remaining lease terms (in years)	1.24	0.40

b)	Information related to operating lease activities during the years ended March 31, 2025 and 2024 are as follows:

	For the Years Ended March 31,
	2025	2024
ROU assets obtained in exchange for operating lease liabilities	$318,826	$-

Amortization of ROU assets	$91,410	$24,174
Accretion of interest on operating lease liabilities	9,100	1,131
Total operating lease expenses	$100,510	$25,305

c)	The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of March 31, 2025:

During the years ended March 31,
2026	$176,304
2027	80,440
Total future lease payments	$256,744
Less: imputed interest	(10,146)
Present value of lease obligations	$246,598

The weighted-average discount rates used to determine the operating lease liabilities as of March 31, 2025 and 2024 were 5.9% and 5.3%, respectively.

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the years ended March 31, 2025 and 2024:

	For the Years Ended March 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Cash outflows for operating leases	$90,110	$25,305

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

9. Property and Equipment, Net

As of March 31, 2025 and 2024, property and equipment, net, consisted of the following:

	As of March 31,
	2025	2024
Leasehold improvement	$29,381	$-
Furniture and fixtures	8,899	4,038
Office equipment	9,352	6,542
Less: accumulated depreciation	(13,390)	(6,877)
Total property and equipment, net	$34,242	$3,703

Depreciation expenses were $6,462 and $2,116 for the years ended March 31, 2025 and 2024, respectively.

10. Deferred Initial Public Offering (“IPO”) Costs

As of March 31, 2025 and 2024, deferred IPO costs, consisted of the following:

	As of March 31,
	2025	2024
Financial advisory fees	$64,166	$-
Legal service fees	57,147	-
Miscellaneous expenses	60,155	-
Total deferred IPO costs	$181,468	$-

11. Prepayments and Other Assets, Net

As of March 31, 2025 and 2024, prepayments and other assets, net, consisted of the following:

	As of March 31,
	2025	2024
Prepaid expenses	$-	$4,101

Other assets	70,124	4,217
Less: allowance for expected credit losses	(675)	(33)
Other assets, net	69,449	4,184

Total prepayments and other assets, net	69,449	8,285
Less: amounts classified as non-current portion	(63,428)	-
Amounts classified as current assets	$6,021	$8,285

The movement of allowances for expected credit losses is as follow:

	As of March 31,
	2025	2024
Balance at beginning of the year	$33	$38
Provision for (reversal of) expected credit losses	640	(5)
Effect of exchange rate changes	2	-
Balance at end of the year	$675	$33

12. Accrued Expenses and Other Liabilities

As of March 31, 2025 and 2024, accrued expenses and other liabilities, consisted of the following:

	As of March 31,
	2025	2024
Professional fees	$366,072	$8,674
Others	-	102
Total accrued expenses and other liabilities	$366,072	$8,776

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

13. Bank Loans

As of March 31, 2025 and 2024, bank loans consisted of the following:

			Amount of	As of March 31,
Date of banking facility	Provider	Nature of banking facility	banking facility	2025	2024
April 23, 2021	The Hongkong and Shanghai Banking Corporation Limited (“HSBC”)	Straight line loan under SME Financing Guarantee Scheme (“SME straight line loan”)	HK$11,000,000, and subsequently amended to HK$2,971,308.80 on July 2, 2024	$315,339	$400,876
Less: non-current portion				(221,606)	(313,486)
Amounts classified as current liabilities				$93,733	$87,390

The bank loan was primarily obtained for general working capital purposes.

SME Straight Line Loan

Pursuant to a banking facility letter dated April 23, 2021, and its subsequent amendment dated July 2, 2024, TYHK secured a straight-line loan facility from HSBC under the SME Financing Guarantee Scheme introduced by the Hong Kong Government. Under this scheme, 80% of the loan is guaranteed by HKMC Insurance Limited. The loan is also fully guaranteed in person by Mr. Kin Tung, Tse, the sole director of TYHK. The loan is repayable by instalments, with repayment obligations governed by the schedules set out in the original facility agreement and its subsequent amendments, with the final instalments due in 2028. The loan carries a variable interest rate set at the Hong Kong Dollar Best Lending Rate plus 0.25% per annum. On December 29, 2023, TYHK surrendered its insurance policy and applied part of the cash surrender proceeds of HK$2,227,735 (equivalent to $284,716) to partially settle the outstanding loan balance on January 5, 2024.

As of March 31, 2025 and 2024, the outstanding balances under the SME straight line loan were $315,339 and $400,876, respectively.

No significant covenants are noted under these banking facilities.

The effective annual interest rates of the SME Straight Line Loan for the years ended March 31, 2025 and 2024 were 5.9% and 5.8%, respectively. Interest expenses incurred from the SME Straight Line Loan amounted to $21,380 and $50,257 for the years ended March 31, 2025 and 2024, respectively.

Universal Life Insurance Loan (“ULI Loan”)

In addition, TYHK also obtained a universal life insurance loan amounted to HK$1,880,000 under the banking facility letter dated April 23, 2021 from HSBC. The ULI Loan was drawn to finance payment of insurance premium due under the life insurance policy of TYHK. The loan carried an interest rate equal to the Hong Kong Dollar Best Lending Rate minus 2.5% per annum. The ULI Loan was secured by the assignment of the policy and an unlimited guarantee from Mr. Kin Tung, Tse, the sole director of TYHK. On December 29, 2023, TYHK surrendered its insurance policy. Part of the cash surrender proceeds of HK$1,230,455 (equivalent to $157,259) were used to fully settle the outstanding ULI Loan on January 5, 2024 with no outstanding balances as of both March 31, 2025 and 2024.

The effective annual interest rate of the ULI Loan for the year ended March 31, 2024 was 3.3%. Interest expenses incurred from the ULI Loan amounted to $4,961 for the year ended March 31, 2024.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

13. Bank Loans (Continued)

The table below summarizes the remaining contractual maturities of the bank loans as of March 31, 2025. The loans are categorized by the years in which repayments are due:

During the years ended March 31,
2026	$108,754
2027	108,754
2028	108,754
2029	18,108
Total repayments of bank loans	344,370
Less: imputed interest	(29,031)
Balance recognized on the balance sheet as of March 31, 2025	$315,339

As of the date these financial statements are issued, a total of $38,397 of the bank loans as of March 31, 2025 has been repaid.

14. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on June 24, 2025. The authorized and outstanding numbers of the Company’s ordinary shares were 500,000,000 shares and 1 share, with a par value of $0.0001 each, at the date of incorporation.

On July 23, 2025, 1,249,999 ordinary shares were allotted to the Company’s sole shareholder at the time at a par value of $0.0001 each for a total consideration of $125. As of the date these consolidated financial statements are issued, the consideration had not been settled by the Company’s shareholder and was recognized as subscription receivables in these consolidated financial statements. The issuance of these shares is considered as a part of the reorganization and recapitalization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

Dividend distribution

On March 31, 2025, TYHK resolved to distribute a dividend of HK$546 (equivalent to $70) per ordinary share, totaling $700,000, to its sole shareholder, Mr. Kin Tung, Tse. The declared dividend was settled through a non-cash arrangement by offsetting it against an amount due from Mr. Kin Tung, Tse to TYHK accordingly. Consistent with the accounting treatment for common control transaction under the Reorganization, the dividend distribution has been recognized as if it had been declared by the Company on the date of declaration.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

15. Income Taxes

Cayman Islands and British Virgin Islands

TY AM Group (Holdings) Limited is incorporated in Cayman Islands and TY AM Investment Limited are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Hong Kong

TYHK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2025 and 2024, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2,000,000 (equivalent to $256,650) of assessable profits is 8.25% whereas assessable profits above HK$2,000,000 (equivalent to $256,650) will be subject to an income tax rate of 16.5%.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended March 31,
	2025	2024
Current taxes	$152,830	$110,774
Deferred taxes	(2,179)	(732)
Income tax expenses	$150,651	$110,042

A reconciliation of the difference between the expected income tax expense computed at Hong Kong income tax rate of 16.5% and the Company’s reported income tax benefits is shown in the following table:

	For the Years Ended March 31,
	2025	2024
Profit before income taxes	$1,070,235	$818,388
Cayman Islands statutory tax rate	0.0%	0.0%
Tax expenses at the Cayman Islands statutory tax rate	$-	$-
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	$176,589	$135,034
Tax effect on non-taxable income	(4,572)	(1,604)
Tax effect on non-deductible expenses	-	360
Tax effect of two-tier tax rates	(21,174)	(13,983)
Tax deduction	(192)	(383)
Change in valuation allowance	-	(9,382)
Income tax expense	$150,651	$110,042

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the years ended March 31, 2025 and 2024:

	For the Years Ended March 31,
	2025	2024
Cayman Islands statutory tax rate	0.0%	0.0%
Hong Kong Profits Tax rate	16.5%	16.5%
Tax effect on non-taxable income	(0.4)%	(0.2)%
Tax effect on non-deductible expenses	-	-
Tax effect of two-tier tax rates	(2.0)%	(1.7)%
Tax deduction	-	-
Change in valuation allowance	-	(1.1)%
Effective tax rate	14.1%	13.5%

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

15. Income Taxes (Continued)

Deferred tax

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2025	2024
Deferred tax assets:
Allowance for expected credit losses	$2,718	$481
Total deferred tax assets	$2,718	$481

Deferred tax liabilities:
Depreciation and amortization	$(307)	$(254)
Total deferred tax liabilities	$(307)	$(254)

Deferred tax assets, net	$2,411	$227

Movement of the Company’s deferred tax assets, net, during the years is as follow:

	For the Years Ended March 31,
	2025	2024
Balance at beginning of year	$227	$(503)
Additions	2,179	732
Effect of exchange rate changes	5	(2)
Balance at end of year	$2,411	$227

Movement of the Company’s valuation allowance against deferred tax assets is as follows:

	For the Years Ended March 31,
	2025	2024
Balance at beginning of year	$-	$9,352
Utilization	-	(9,382)
Effect of exchange rate changes	-	30
Balance at end of year	$-	$-

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of March 31, 2025 and 2024, the Company had no open tax investigation from the tax authority.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

16. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Deluxe Property Development Limited	A subsidiary of TY Property Development Limited
Japan Land Property Consultants Limited	Entity controlled by Man Ling, Kwong
Man Ling, Kwong	Spouse of Kin Tung, Tse, who is the ultimate shareholder of TY Holding
Kin Tung, Tse	The ultimate shareholder of TY Holdings
TY Properties Development Limited	Entity controlled by Man Ling, Kwong
TY Property Development Limited	Entity controlled by Man Ling, Kwong
TY Property Japan Limited	Entity controlled by Man Ling, Kwong
WWW.TYBNBBOOKING.COM Limited (formerly known as Japan Land Property Limited)	Entity controlled by Man Ling, Kwong

b. Transactions with related parties

		For the Years Ended March 31,
Name	Nature	2025	2024
Deluxe Property Development Limited(1)	Consultancy income	$755,836	$777,057
Japan Land Property Consultants Limited(1)	Consultancy income	-	582,792
TY Property Japan Limited(1)	Consultancy income	1,414,144	-
		$2,169,980	$1,359,849

Japan Land Property Consultants Limited(2)	Lease expense of the properties	$25,446	$-
WWW.TYBNBBOOKING.COM Limited(2)	Lease expense of the properties	8,469	25,305
TY Properties Development Limited(2)	Lease expense of the properties	71,007	-
		$104,922	$25,305

Japan Land Property Consultants Limited(3)	Human resources management fee	$230,847	$-
TY Property Development Limited(3)	Human resources management fee	60,145	209,937
		$290,992	$209,937

(1)	The amounts for the years ended March 31, 2025 and 2024 represented revenues from property consultancy services provided to facilitate the sale of property units by customers to end buyers.
(2)	The amounts for the years ended March 31, 2025 and 2024 represented operating lease expenses recharged by related parties for the properties leased.
(3)	The amounts for the years ended March 31, 2025 and 2024 represented human resources management fees recharged by related parties for personnel support services received.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

16. Related Party Transaction and Balance (Continued)

c. Balance with related parties

		As of March 31,
Name	Nature	2025	2024
Deluxe Property Development Limited(1)	Accounts receivable, net	$48,374	$337,202
TY Property Japan Limited(1)	Accounts receivable, net	217,681	-
		$266,055	$337,202

Japan Land Property Consultants Limited(2)	Amounts due from a related party, net	$182,270	$23,144

Mr. Kin Tung, Tse(3)	Amounts due from a shareholder, net	$596,507	$-

Deluxe Property Development Limited(4)	Amounts due to related parties	$210,479	$1,185,279
TY Property Japan Limited(4)	Amounts due to related parties	876,503	-
WWW.TYBNBBOOKING.COM Limited(4)	Amounts due to related parties	-	4,218
		$1,086,982	$1,189,497

Mr. Kin Tung, Tse(5)	Amounts due to a shareholder	$-	$172,128

(1)	The balances as of March 31, 2025 and 2024 represent consultancy service income receivable from related parties, net of allowance for expected credit losses.

(2)	The balances as of March 31, 2025 and 2024 represent net short-term advances to a related party to provide temporary liquidity, recorded net of the allowance for expected credit losses. The outstanding balance of $185,361 was fully settled by bank transfer on August 6, 2025.

(3)	The balances as of March 31, 2025 represent advances made to the shareholder for his short term personal use, net of allowance for expected credit losses. On August 6, 2025, the amounts due from a shareholder of $606,624 has been fully received via bank transfer.

(4)	The balances as of March 31, 2025 and 2024 represent short-term funding provided by related parties for the Company’s operational purposes, and are recorded as amounts due to related parties. On August 6, 2025, the outstanding balance of $876,503 due to a related party was fully settled by bank transfer.

(5)	The balances as of March 31, 2024 represented advances received from the shareholder for the Company’s operational purposes.

TY AM Group (Holdings) Limited and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025 and 2024

17. Commitments and Contingencies

Commitments

As of March 31, 2025 and 2024, the Company had neither significant financial nor capital commitment.

Contingencies

As of March 31, 2025 and 2024, the Company was not a party to any material legal or administrative proceedings. The Company further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Company’s results of operations, consolidated financial condition, or cash flows.

18. Segment Information

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Company’s CEO, for making decisions, allocating resources and assessing performance.

The CODM considers that the Company has only one principal revenue stream—providing property consultancy services to facilitate the sale of property units by customers to end buyers. The Company conducts all of its business activities and operations in Hong Kong, with all transactions executed and completed locally under similar terms and conditions. Internally, the Company reports costs and expenses by nature on a consolidated basis for management decision-making and performance assessment. Based on management’s evaluation, the Company has determined that it operates as a single operating segment and, accordingly, has only one reportable segment as defined under ASC 280. Furthermore, as all of the Company’s revenue is derived from operations conducted entirely in Hong Kong, no geographical segment information is presented.

The CODM primarily uses net income to monitor budget-to-actual performance and to assess the sufficiency of capital resources for marketing and business development. The following table presents the significant revenue and expense categories within the Company’s single operating segment:

	For the Years Ended March 31,
	2025	2024
Consultancy income	$2,169,980	$1,359,849
Selling and marketing expenses	(418,162)	(295,157)
General and administrative expenses	(703,671)	(188,853)
Other income (expense), net	22,088	(57,451)
Income tax expenses	(150,651)	(110,042)
Net income of single operating segment	$919,584	$708,346

19. Subsequent Events

Receipt of amounts due from a related party balance On August 6, 2025, the amounts due from a related party of $185,361 has been fully received via bank transfer.

Receipt of amounts due from a shareholder balance On August 6, 2025, the amounts due from a shareholder of $606,624 has been fully received via bank transfer.

Settlement of amounts due to related party balance On August 6, 2025, the amounts due to related party of $876,503 has been fully settled via bank transfer.

The Company evaluates all events and transactions that occur after March 31, 2025 up through August 22, 2025. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

TY AM Group (Holdings) Limited

__________ Ordinary Shares

PROSPECTUS

D. Boral Capital

__________, 2025

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Through and including [●], 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against fraud or the consequences of committing a crime. Our Amended Memorandum and Articles provide that we shall indemnify, among others, each of our directors, secretaries (including assistant secretaries), officers (other than the auditors) and their personal representatives in the absence of actual fraud or willful default or as otherwise required by law, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, against all costs, losses, damages and expenses, including travelling expenses, which any such Director, Secretary, officer, servant or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, Secretary, officer, servant or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority over the Shareholders and over all other claims. No such Director, Secretary, officer, servant or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, Secretary, officer, servant or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own actual fraud or willful default or as otherwise required by law.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director). secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

Ordinary Shares

On June 24, 2025, we issued one Ordinary Share to AGS Capital Limited for nominal consideration of US$0.0001.

On July 22, 2025, we issued 1,249,999 ordinary shares to Daylight Victory Investment Limited for a total consideration of US$124.9999, or US$0.0001 per share.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits.

(a) Exhibits.

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Company
4.1*	Specimen Certificate for Ordinary Shares
5.1*	Opinion of Appleby as to the validity of the Ordinary Shares and certain Cayman Islands tax matters
5.2*	Opinion of Stevenson, Wong & Co.
10.1*	Form of Employment Agreement between the Company and its executive officers
10.2*	Form of Indemnification Agreement between the Company and its directors and executive officers
10.3*	Form of Independent Director Agreement between the Company and its independent directors
10.4*	Form of Service Agreement
10.5*	Banking Facility Agreement with HKMC Insurance Limited
19.1*	Insider Trading Policy
21.1*	List of Subsidiaries
23.1*	Consent of WWC, P.C.
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of Stevenson, Wong & Co. (included in Exhibit 5.2)
23.4*	Consent of Migo Corporation Limited
24.1*	Power of Attorney (included on signature page to the registration statement)
99.1*	Code of Business Conduct and Ethics
99.2*	Charter of the Audit Committee
99.3*	Charter of the Compensation Committee
99.4*	Charter of the Nominating and Corporate Governance Committee
99.5*	Consent of Independent Director Nominee
99.6*	Consent of Independent Director Nominee
99.7*	Consent of Independent Director Nominee
99.8*	Executive Compensation Clawback Policy
107*	Calculation of Filing Fee Table

*	To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b)	insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on __________, 2025.

TY AM Group (Holdings) Limited

By:
Name:	Kin Tung Tse
Title:	Chief Executive Officer and Chairman of the Board

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [●] as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer and Chairman of the Board	__________, 2025
Kin Tung Tse	(Principal executive officer)

	Chief Financial Officer	__________, 2025
Kwun Lik Chan	(Principal financial and accounting officer)

Kit Man Fong	Chief Operating Officer	__________, 2025

Kwun Sing Wong	General Manager	__________, 2025

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of TY AM Group (Holdings) Limited, has signed this registration statement in New York, on __________, 2025.

[●]

By:
Name:	[●]
Title:	[●]

II-4